UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rules 13a-16 or 15d-16 under
the Securities Exchange Act of 1934

Dated 19 November 2015

Commission File Number: 001-31318

GOLD FIELDS LIMITED
(Translation of registrant's name into English)

150 Helen Rd.
Sandown, Sandton 2196
South Africa
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F    Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _____



Media Release

Q3 ended 30 September 2015
Unaudited Results

GOLD FIELDS

SALIENT FEATURES

US$948
per ounce
All-in-sustaining costs

US$961
per ounce
All-in-costs

557,000
ounces
of attributable gold production

US$75 million
cash inflow
from operating activities*

Note: *Cash flow from operating activities less net capital expenditure and environmental payments

Higher production and cash flow

JOHANNESBURG. 19 November 2015

Gold Fields Limited (NYSE & JSE: GFI) today announced net earnings attributable to our shareholders of US$18 million for the September 2015 quarter compared with net earnings of US$12 million for the June 2015 quarter and US$19 million in the September 2014 quarter. Normalised earnings of US$22 million for the September 2015 quarter compared with normalised earnings of US$22 million for the June 2015 quarter and US$23 million in the September 2014 quarter.

Statement by Nick Holland, Chief Executive Officer of Gold Fields

The Group generated US$75 million in net cash flow from operations for the September quarter (Q2 2015: US$30 million) despite the lower US dollar gold price. This enabled us to reduce our net debt balance further by US$50 million to US$1,427 million at the end of September 2015 (June 2015: US$1,477 million). The net debt/EBITDA ratio at the end of the quarter was 1.41x, compared with 1.44x at the end of the June quarter.

Group attributable equivalent gold production increased by 4 per cent to 557koz (Q2 2015: 535koz), with most operations producing more gold in the September quarter. Encouragingly, all-in sustaining costs (AISC) decreased by 8 per cent to US$948/oz (Q2 2015: US$1,029/oz) and total all-in cost (AIC) decreased by 9 per cent to US$961/oz (Q3 2015: US$1,059/oz). In addition to the increase in production, weaker currencies and the lower oil price are favourably impacting costs. The Group realised a FCF margin of 11 per cent at a gold price of US$1,103/oz in Q3 2015, compared with 9 per cent at a gold price of US$1,174/oz in the June quarter.

We are pleased to report that our ongoing efforts to improve safety allowed us to achieve a fatality free quarter.

As the gold price continues to languish, we constantly review our portfolio. While the weaker currencies offer some respite in most regions, Ghana is fully exposed to further declines in the US$ gold price. In particular, Damang is challenged in the current environment and as such, we are considering various options for Damang which include a recapitalisation of the mine to expose the higher grade ore or whether it would be more appropriate to preserve the inherent value of Damang until gold prices recover. We should be in a position to announce a decision in early 2016.

Better quarter at South Deep

South Deep delivered a much improved quarter in Q3 2015, with gold production up 42 per cent to 54.9koz (1,709kg), driven by a 30 per cent increase in tonnes milled and a 13 per cent increase in underground yield.

As previously reported, we reviewed the destress mining method in collaboration with a team of leading international and local geotechnical experts. A strategic mine design change in the destress methodology was adopted with a detailed transition programme developed to guide the change process. The conversion from low profile (2.5m vertical height) to high profile (5.0m vertical height) destress mining commenced in the quarter and is expected to simplify and derisk the mining process. The transition to high profile destress is expected to continue until the early part of 2017.

At the end of Q2 2015, we undertook to provide an update on the leading indicators, in order to track progress being made at South Deep. Progress was made on a number of important activities at the mine during Q3 2015:

- The cash outflow came down from R330 million (US$27 million) in the June quarter to R266 million (US$20 million) in the September quarter.
- Development increased 58 per cent from 939 metres in the June quarter to 1,486 metres in the September quarter. Included in this was 347 metres of new mine capital development (phase one, sub 95 level), which increased from 83 metres in the June quarter.
- Destress mining increased 57 per cent from 6,056 square metres in the June quarter to 9,523 square metres in the September quarter. The increase in destress mining is attributed to the commissioning of new low profile fleet, improved mining cycles and the introduction of dedicated supervision per activity per corridor.
- Total reef tonnes broken increased 37 per cent to 333kt. Longhole stoping accounted for 40 per cent of total ore tonnes mined, compared with 37 per cent in the June quarter.
- Secondary support improved by 14 per cent during the quarter to 1,584 metres, while backfill cubes increased by 42 per cent from 79 cubic metres in the June 2015 quarter to 113 cubic metres in the September quarter. Both secondary support and backfill are crucial to providing improved mining flexibility.
- As at the end of the September quarter, 87 per cent of the critical skill positions of 164 personnel identified had been filled.
- A total of 20 out of the 27 new category 1 equipment purchased during the year had been commissioned by the end of the September quarter. The balance of 7 category 1 units are expected to be commissioned by the end of the 2015 year.

Production for the full year is expected to be between 5,900kg (190koz) and 6,000kg (193koz), with H2 2015 being up around 50 per cent on H1 2015. We expect 2016 production to be significantly better than 2015.

Australia

Gold production at the Australian operations increased by 6 per cent to 249koz (Q2 2015: 235koz). AIC for the region decreased by 9 per cent to A$1,173/oz (Q2 2015: A$1,288/oz). In US$ terms, costs were 15 per cent lower at US$859/oz (Q2 2015: US$1,008/oz). Net cash flow generated from the region was US$64 million compared with US$40 million in the June 2015 quarter.

Production at St Ives was 6 per cent lower mainly due to a drawdown of gold-in-circuit in the June quarter. Despite challenging ground conditions at Waroonga, production at Agnew/Lawlers increased by 7 per cent driven by higher grades. Darlot had a good quarter, with production increasing by 46 per cent as a result of the higher grades mined at Lords South Lower, and as a consequence, returned strong cash positive results. Granny Smith continued its strong performance with production up by 10 per cent.

Ghana

Attributable gold production at the West African operations decreased as anticipated by 2 per cent to 174koz (Q2 2015: 178koz), driven by lower production at Tarkwa due to lower grades mined. Damang had an improved quarter with production up by 7 per cent on higher volumes and grade. Despite the lower production, the region reported a 7 per cent decrease in AIC to US$962/oz (Q2 2015: US$1,029/oz), with net cash flow for the quarter of US$32 million. The exceptional quality of Tarkwa was again highlighted in the quarter, with the mine producing 150koz, at AIC of US$872/oz.

Peru

Attributable equivalent gold production at Cerro Corona decreased by 5 per cent to 78.8koz (Q2 2015: 83.2koz), mainly due lower gold and copper head grades. Consequently, AIC per equivalent ounce increased by 10 per cent to US$731/oz (Q2 2015: US$662/oz).

FY15 guidance

We expect our FY15 production to be within 1 per cent to 2 per cent of previous guidance. However, costs are expected to be better than previously guided at around US$1,035 per ounce for AISC and US$1,055 per ounce for AIC.

Mining Phakisa

We commend the South African government for arranging and leading the Mining Phakisa that is currently underway. We fully support the initiative and believe that constructive dialogue between the various stakeholders in the industry can only yield positive results.

Stock data		NYSE – (GFI)	
Number of shares in issue		Range – Quarter	US$2.42 – US$3.55
– at end September 2015	776,219,005	Average Volume – Quarter	5,520,601 shares/day
– average for the quarter	775,270,967		
Free Float	100 per cent	**JSE Limited – (GFI)**	
ADR Ratio	1:1	Range – Quarter	ZAR31.41 – ZAR47.40
Bloomberg/Reuters	GFISJ/GFLJ.J	Average Volume – Quarter	2,320,896 shares/day

Key Statistics		UNITED STATES DOLLARS				
		Quarter			Nine months to	
		September 2015	June 2015	September 2014	September 2015	September 2014
Gold produced*	oz (000)	557	535	559	1,593	1,664
Tonnes milled/treated	000	8,295	8,160	8,246	24,628	25,227
Revenue	$/oz	1,103	1,174	1,265	1,157	1,274
Operating costs	$/tonne	45	44	51	44	51
Operating profit	$m	269	278	285	791	888
All-in sustaining costs#	$/oz	948	1,029	1,074	1,035	1,063
Total all-in cost#	$/oz	961	1,059	1,096	1,056	1,101
Net profit	$m	18	12	19	16	38
Net profit	US c.p.s.	2	2	3	2	5
Headline earnings	$m	21	19	14	26	37
Headline earnings	US c.p.s.	3	3	2	4	5
Normalised earnings	$m	22	22	23	30	68
Normalised earnings	US c.p.s.	3	3	3	4	9

* All of the key statistics are managed figures from continuing operations, except for gold produced which is attributable equivalent production.

As per the new World Gold Council Standard issued on 27 June 2013. Refer to page 22 and 24.

All operations are wholly owned except for Tarkwa and Damang in Ghana (90.0 per cent) and Cerro Corona in Peru (99.5 per cent).

Gold produced (and sold) throughout this report includes copper gold equivalents of approximately 7 per cent of Group production.

Figures may not add as they are rounded independently.

Certain forward looking statements

This report contains forward-looking statements within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended, or the Securities Act, and Section 21E of the U.S. Securities Exchange Act of 1934, as amended, or the Exchange Act, with respect to Gold Fields' financial condition, results of operations, business strategies, operating efficiencies, competitive position, growth opportunities for existing services, plans and objectives of management, markets for stock and other matters.

These forward-looking statements, including, among others, those relating to the future business prospects, revenues and income of Gold Fields, wherever they may occur in this report and the exhibits to the report, are necessarily estimates reflecting the best judgment of the senior management of Gold Fields and involve a number of risks and uncertainties that could cause actual results to differ materially from those suggested by the forward-looking statements. As a consequence, these forward-looking statements should be considered in light of various important factors, including those set forth in this report. Important factors that could cause actual results to differ materially from estimates or projections contained in the forward-looking statements include, without limitation:
• overall economic and business conditions in South Africa, Ghana, Australia, Peru and elsewhere;
• changes in assumptions underlying Gold Fields' mineral reserve estimates;
• the ability to achieve anticipated efficiencies and other cost savings in connection with past and future acquisitions;
• the ability to achieve anticipated cost savings at existing operations;
• the success of the Group's business strategy, development activities and other initiatives;
• the ability of the Group to comply with requirements that it operate in a sustainable manner and provide benefits to affected communities;
• decreases in the market price of gold or copper;
• the occurrence of hazards associated with underground and surface gold mining or contagious diseases at Gold Field's operations;
• the occurrence of work stoppages related to health and safety incidents;
• loss of senior management or inability to hire or retain employees;
• fluctuations in exchange rates, currency devaluations and other macroeconomic monetary policies;
• the occurrence of labour disruptions and industrial actions;
• power cost increases as well as power stoppages, fluctuations and usage constraints;
• supply chain shortages and increases in the prices of production imports;
• the ability to manage and maintain access to current and future sources of liquidity, capital and credit, including the terms and conditions of Gold Fields' facilities and Gold Fields' overall cost of funding;
• the adequacy of the Group's insurance coverage;
• the manner, amount and timing of capital expenditures made by Gold Fields on both existing and new mines, mining projects, exploration project or other initiatives;
• changes in relevant government regulations, particularly labour, environmental, tax, royalty, health and safety, water, regulations and potential new legislation affecting mining and mineral rights;
• fraud, bribery or corruption at Gold Field's operations that leads to censure, penalties or negative reputational impacts; and
• political instability in South Africa, Ghana, Peru or regionally in Africa or South America.

Gold Fields undertakes no obligation to update publicly or release any revisions to these forward-looking statements to reflect events or circumstances after the date of this report or to reflect the occurrence of unanticipated events.

Results for the Group

SAFETY

The Group had a fatal free September quarter. As a result, the fatality injury frequency rate improved from 0.08 in the June quarter to 0.00 in the September quarter. The total recordable injury frequency rate (TRIFR)[1] for the Group in the September quarter was 3.13 compared with 3.00 in the June quarter.

On 7 August 2015, a Security Services contractor, Mr. Sbongiseni Cornwell Ngqoleka, was tragically killed and two other security personnel injured by armed intruders, during what appears to have been an armed robbery targeting copper cable at South Deep. The late Mr. Ngqoleka was deployed as a security officer at the South Deep re-mining project at South Shaft. The two wounded security personnel have recovered well from the gunshot wounds and one has recently returned to work.

The Department of Mineral Resources was immediately notified of the incident. Following the reporting of this incident to the South Africa Police Services, South Deep was advised by the investigating officer that six perpetrators have been arrested and have since appeared in the Regional Court on three occasions on charges of murder, attempted murder, possession of an unlicensed firearm and armed robbery.

If the above incident is recorded in the Group's rates, then the fatality injury frequency rate was 0.08 in the September quarter and TRIFR was 3.36 in the September quarter.

---

[1] Total Recordable Injury Frequency rate (TRIFR). (TRIFR) = (Fatalities + Lost Time Injuries[2] + Restricted Work Injuries[3] + Medically Treated Injuries[4]) x 1,000,000/number of man-hours worked.

[2] A Lost Time Injury (LTI) is a work-related injury resulting in the employee or contractor being unable to attend work for a period of one or more days after the day of the injury. The employee or contractor is unable to perform any functions.

[3] A Restricted Work Injury (RWI) is a work-related injury sustained by an employee or contractor which results in the employee or contractor being unable to perform one or more of their routine functions for a full working day, from the day after the injury occurred. The employee or contractor can still perform some of his duties.

[4] A Medically Treated Injury (MTI) is a work-related injury sustained by an employee or contractor which does not incapacitate that employee and who, after having received medical treatment, is deemed fit to immediately resume his/her normal duties on the next calendar day, immediately following the treatment/re-treatment.

Quarter ended 30 September 2015 compared with quarter ended 30 June 2015

REVENUE

Attributable equivalent gold production increased by 4 per cent from 534,700 ounces in the June quarter to 556,700 ounces in the September quarter. All of the operations except Cerro Corona, Tarkwa and St Ives produced more gold in the September quarter.

Gold production at South Deep in South Africa, increased by 42 per cent from 1,203 kilograms (38,700 ounces) to 1,709 kilograms (54,900 ounces).

Attributable gold production at the West African operations decreased by 2 per cent from 177,800 ounces in the June quarter to 174,400 ounces in the September quarter. Attributable equivalent gold production at Cerro Corona in Peru decreased by 5 per cent from 83,200 ounces in the June quarter to 78,800 ounces in the September quarter. Gold production at the Australian operations increased by 6 per cent from 235,000 ounces in the June quarter to 248,600 ounces in the September quarter due to higher production at all the operations except St Ives.

At the South Africa region, production at South Deep increased by 42 per cent from 1,203 kilograms (38,700 ounces) in the June quarter to 1,709 kilograms (54,900 ounces) in the September quarter due to increased volumes and grades.

At the West Africa region, managed gold production at Tarkwa decreased by 4 per cent from 156,200 ounces in the June quarter to 149,400 ounces in the September quarter mainly due to lower grades mined and processed. At Damang, managed gold production increased by 7 per cent from 41,500 ounces in the June quarter to 44,400 ounces in the September quarter mainly due to increased tonnes and higher grade stockpiles processed.

At the South America region, total managed gold equivalent production at Cerro Corona decreased by 5 per cent from 83,600 ounces in the June quarter to 79,200 ounces in the September quarter mainly due to lower gold and copper head grades.

At the Australia region, St Ives' gold production decreased by 6 per cent from 89,200 ounces in the June quarter to 83,600 ounces in the September quarter mainly due to a drawdown of gold-in-circuit in the June quarter. At Agnew/Lawlers, gold production increased by 7 per cent from 53,800 ounces in the June quarter to 57,500 ounces in the September quarter mainly due to higher grades mined and processed. At Darlot, gold production increased by 46 per cent from 17,400 ounces in the June quarter to 25,400 ounces in the September quarter mainly due to higher grades from Lords South Lower. At Granny Smith, gold production increased by 10 per cent from 74,600 ounces in the June quarter to 82,100 ounces in the September quarter due to higher grades mined.

The average quarterly US dollar gold price achieved by the Group decreased by 6 per cent from US$1,174 per equivalent ounce in the June quarter to US$1,103 per equivalent ounce in the September quarter. The average rand gold price increased by 2 per cent from R463,082 per kilogram to R471,094 per kilogram. The average Australian dollar gold price increased by 2 per cent from A$1,527

per ounce to A$1,553 per ounce. The average US dollar gold price for the Ghanaian operations decreased by 6 per cent from US$1,196 per ounce in the June quarter to US$1,126 per ounce in the September quarter. The average US dollar gold price, net of treatment and refining charges, for Cerro Corona decreased by 16 per cent from US$1,083 per equivalent ounce in the June quarter to US$908 per equivalent ounce in the September quarter. The average US dollar/Rand exchange rate weakened by 7 per cent from R12.06 in the June quarter to R12.86 in the September quarter. The average Australian/US dollar exchange rate weakened by 6 per cent from A$1.00 = US$0.78 to A$1.00 = US$0.73.

Revenue decreased by 4 per cent from US$660 million in the June quarter to US$635 million in the September quarter due to the lower gold price achieved, partially offset by higher gold sold. Equivalent gold sold increased by 2 per cent from 562,100 ounces in the June quarter to 576,000 ounces in the September quarter. This was mainly due to higher gold sold at South Deep, Damang, Darlot, Granny Smith and Agnew, partially offset by lower gold sold at Cerro Corona, Tarkwa and St Ives.

OPERATING COSTS

Net operating costs decreased by 4 per cent from US$382 million in the June quarter to US$366 million in the September quarter mainly due to a US$27 million movement in gold-in-process from a charge to cost of US$24 million in the June quarter to a credit to cost of US$3 million in the September quarter. This was partially offset by a US$11 million increase in working cost mainly at South Deep, Tarkwa, Darlot and St Ives.

At the South Africa region, net operating costs at South Deep increased by 14 per cent from R705 million (US$59 million) in the June quarter to R803 million (US$63 million) in the September quarter. This was mainly due to higher production, as well as higher electricity costs due to two months of winter tariff.

At the West Africa region, net operating costs decreased by 1 per cent from US$136 million in the June quarter to US$134 million in the September quarter. This decrease in net operating costs was mainly due a build-up of inventory of US$1 million in the September quarter compared with a drawdown of US$6 million in the June quarter partially offset by an increase in working costs at Tarkwa as a result of increased operational tonnes mined.

At the South America region, net operating costs at Cerro Corona decreased by 19 per cent from US$43 million in the June quarter to US$35 million in the September quarter mainly due to a US$1 million build-up of concentrate at the end of the September quarter compared with a US$5 million drawdown at the end of the June quarter.

At the Australia region, net operating costs was similar at A$186 million (US$135 million).

OPERATING PROFIT

Operating profit for the Group decreased by 3 per cent from US$278 million in the June quarter to US$269 million in the September quarter due to the decrease in revenue, partially offset by the lower net operating costs.

AMORTISATION

Amortisation for the Group increased by 9 per cent from US$142 million in the June quarter to US$155 million in the September quarter mainly due to increased production.

OTHER

Net interest paid for the Group increased by 7 per cent from US$15 million in the June quarter to US$16 million in the September quarter. Interest paid of US$21 million, partially offset by interest received of US$2 million and interest capitalised of US$4 million in the September quarter compared with interest paid of US$21 million, partially offset by interest received of US$1 million and interest capitalised of US$4 million in the June quarter.

The share of equity accounted losses was similar at US$1 million and mainly related to the ongoing study and evaluation costs at the Far Southeast project (FSE).

The gain on foreign exchange of US$7 million in the September quarter compared with a loss of US$2 million in the June quarter. These gains and losses on foreign exchange related to the conversion of offshore cash holdings into their functional currencies.

The loss on financial instruments of US$4 million in the September quarter compared with a gain of US$2 million in the June quarter and related to the mark to market adjustment on the diesel hedges that the Australian operations entered into on 10 September 2014 and 26 November 2014.

Share-based payments for the Group were similar at US$3 million and long-term employee benefits remained US$nil due to mark to market adjustments. The two schemes combined were similar at US$3 million.

Other costs for the Group decreased from US$9 million to US$7 million.

EXPLORATION AND PROJECT COSTS

Exploration and project costs decreased from US$19 million in the June quarter to US$11 million in the September quarter mainly due to lower expenditure at Salares Norte. Expenditure at Salares Norte decreased from US$11 million in the June quarter to US$2 million in the September quarter due to the suspension of activities as a result of cold weather conditions in the September quarter.

NON-RECURRING ITEMS

Non-recurring expenses decreased from US$11 million in the June quarter to US$8 million in the September quarter. The non-recurring expenses in the September quarter included US$3 million on the impairment of the Group's investment in Hummingbird and US$4 million related to retrenchment costs at Tarkwa. The non-recurring expenses in the June quarter included US$7 million on the

impairment of the Group's investment in Hummingbird and A$3 million (US$3 million) related to retrenchment costs at St Ives. The impairment charge has no cash effect.

ROYALTIES

Government royalties for the Group decreased from US$21 million in the June quarter to US$19 million in the September quarter.

TAXATION

The taxation charge for the Group of US$34 million in the September quarter compared with US$43 million in the June quarter. Normal taxation was similar at US$36 million. The deferred tax credit of US$2 million in the September quarter compared with a charge of US$6 million in the June quarter.

The tax returns for Cerro Corona are filed in Peruvian Nuevo Sol (Soles) and the functional currency for accounting purposes is the US dollar. For accounting purposes the tax base must be converted from Soles to dollars at the closing rate at quarter end. Therefore, the unutilised taxation allowances fluctuate due to movements in the exchange rate between the Peruvian Nuevo Sol and the US dollar. This resulted in a change in the temporary taxation differences for non-monetary assets on translation. A deferred tax charge of US$2 million, arose due to the weakening of the exchange rate from 3.17 Nuevo Sol to 3.22 Nuevo Sol in the September quarter, compared with US$5 million arising from the weakening of the exchange rate from 3.09 Nuevo Sol to 3.17 Nuevo Sol in the June quarter. It has no cash effect.

EARNINGS

Net earnings attributable to owners of the parent of US$18 million or US$0.02 per share in the September quarter compared with net earnings of US$12 million or US$0.02 per share in the June quarter.

Headline earnings of US$21 million or US$0.03 per share in the September quarter compared with headline earnings of US$19 million or US$0.03 per share in the June quarter.

Normalised earnings of US$22 million or US$0.03 per share in the September quarter compared with normalised earnings of US$22 million or US$0.03 per share in the June quarter.

CASH FLOW

Cash inflow from operating activities of US$221 million in the September quarter compared with US$191 million in the June quarter. This increase was mainly due to higher operating profit and a higher release of working capital.

Cash outflow from investing activities decreased from US$161 million in the June quarter to US$146 million in the September quarter due to a decrease in capital expenditure from US$158 million in the June quarter to US$143 million in the September quarter.

Cash inflow from operating activities less net capital expenditure and environmental payments of US$75 million in the September quarter compared with US$30 million in the June quarter. This was due to the higher gold sold in the September quarter. The US$75 million inflow in the September quarter comprised: US$93 million generated profit by the eight mining operations, US$19 million of net interest paid, US$4 million for exploration mainly at Salares Norte (this excludes any mine based brownfields exploration which is included in the US$93 million above) and US$7 million on non-mine based income. The US$30 million in the June quarter comprised: US$74 million generated by the eight mining operations, less US$20 million of net interest paid (this excludes any interest paid by the mines), US$12 million for exploration (this excludes any mine based brownfields exploration which is included in the US$74 million above) and US$12 million on non-mine based costs.

In the South Africa region at South Deep, capital expenditure decreased from R200 million (US$17 million) in the June quarter to R187 million (US$14 million) in the September quarter due to lower expenditure on fleet.

At the West Africa region, capital expenditure decreased from US$52 million to US$43 million. At Tarkwa, capital expenditure decreased from US$48 million to US$37 million with expenditure mainly incurred on pre-stripping. Capital expenditure at Damang increased from US$4 million to US$6 million, mainly due to the processing plant upgrade and increased resource drilling.

In the South America region at Cerro Corona, capital expenditure increased from US$12 million to US$19 million. The majority of the expenditure was on the construction of further raises to the tailings dam which was delayed as a result of the rainy season in the June quarter.

At the Australia region, capital expenditure decreased from A$99 million (US$77 million) in the June quarter to A$89 million (US$66 million) in the September quarter. At St Ives, capital expenditure decreased from A$45 million (US$35 million) in the June quarter to A$31 million (US$22 million) in the September quarter with Invincible mining costs moving from capital expenditure to operating costs. At Agnew/Lawlers, capital expenditure increased from A$23 million (US$18 million) to A$25 million (US$19 million) mainly due to the power line upgrade. At Darlot, capital expenditure decreased from A$8 million (US$6 million) to A$7 million (US$5 million) and at Granny Smith, capital expenditure increased from A$23 million (US$18 million) in the June quarter to A$26 million (US$19 million) in the September quarter due to increased development.

Net cash inflow from financing activities of US$20 million in the September quarter compared with an outflow of US$10 million in the June quarter and related to net loans raised and paid. The inflow in the September quarter related to a drawdown of local and offshore dollar loans of US$39 million, partially offset by the repayment of local loans of US$19 million.

The net cash inflow for the Group of US$93 million in the September quarter compared with US$16 million in the June quarter. After accounting for a negative translation adjustment of US$22 million on non-US dollar cash balances, the cash inflow for the September quarter was US$71 million. As a result, the cash balance increased from US$415 million at the end of June to US$486 million at the end of September.

ALL-IN SUSTAINING AND TOTAL ALL-IN COST

The Group all-in sustaining costs decreased by 8 per cent from US$1,029 per ounce in the June quarter to US$948 per ounce in the September quarter mainly due to the higher gold sold, a gold-in-process credit to cost and lower sustaining capital expenditure, partially offset by the lower by-product credits. Total all-in cost decreased by 9 per cent from US$1,059 per ounce in the June quarter to US$961 per ounce in the September quarter for the same reasons as all-in sustaining costs as well as lower exploration, feasibility and evaluation costs.

In the South Africa region, at South Deep, all-in sustaining costs decreased by 21 per cent from R734,784 per kilogram (US$1,895 per ounce) to R578,051 per kilogram (US$1,404 per ounce) due to higher gold sold and lower sustainable capital expenditure, partially offset by higher operating costs. The total all-in cost decreased by 23 per cent from R769,847 per kilogram (US$1,986 per ounce) to R589,823 per kilogram (US$1,431 per ounce) due to the same reasons as for all-in sustaining costs as well as lower non-sustaining capital expenditure.

At the West Africa region, all-in sustaining costs and total all-in cost decreased by 7 per cent from US$1,029 per ounce in the June quarter to US$962 per ounce in the September quarter mainly due lower capital expenditure and lower net operating costs.

At the South America region, all-in sustaining costs and total all-in cost increased by 96 per cent from US$381 per ounce to US$747 per ounce. This was mainly due to lower gold sold and lower by-product credits, partially offset by lower net operating costs. All-in sustaining costs and total all-in cost per equivalent ounce increased by 10 per cent from US$662 per equivalent ounce to US$731 per equivalent ounce, mainly due to lower equivalent ounces sold.

At the Australia region, all-in sustaining costs and total all-in cost decreased by 9 per cent from A$1,288 per ounce (US$1,008 per ounce) in the June quarter to A$1,173 per ounce (US$859 per ounce) in the September quarter mainly due to higher gold sold, lower capital expenditure and a gold inventory credit to costs of A$nil million (US$1 million) in the September quarter compared with a charge to cost of A$17 million (US$13 million) in the June quarter, partially offset by higher operating costs.

FREE CASH FLOW MARGIN

The free cash flow (FCF) margin is revenue less cash outflow divided by revenue expressed as a percentage.

The FCF for the Group for the September quarter is calculated as follows:

September 2015	US$'m	US$/oz
Revenue*	607.3	1,121
Less: Cash outflow	(538.6)	(994)
AIC	(520.9)	(961)
Adjusted for		
Share-based payments (as non-cash)	2.9	5
Long-term employee benefits	0.3	1
Exploration, feasibility and evaluation costs outside of existing operations	4.5	8
Tax paid (excluding royalties)	(25.4)	(47)
Free cash flow**	68.7	127
FCF margin	11%	
Gold sold only – 000'ounces	541.8	

* Revenue from income statement at US$635.1 million less revenue from by-products in AIC at US$27.8 million equals US$607.3 million.

** Free cash flow does not agree with cash flows from operating activities less capital expenditure in the statement of cash flows on page 19 mainly due to working capital adjustments and non-recurring items included in statement of cash flows.

The FCF margin of 11 per cent in the September quarter at a gold price of US$1,103 per ounce compared with 9 per cent in the June quarter at a gold price of US$1,174 per ounce.

The higher FCF margin in the September quarter was mainly due to higher gold sold, lower total all-in cost and lower exploration, feasibility and evaluation costs outside of existing operations.

BALANCE SHEET

Net debt (long-term loans plus the current portion of long-term loans less cash and deposits) decreased from US$1,477 million at the end of June to US$1,427 million at the end of September, a US$50 million decrease.

NET DEBT/EBITDA

The net debt/EBITDA ratio at the end of the September quarter was 1.41 calculated on the actual results for the 12 months ended September 2015.

South Africa region

South Deep Project

		Sept 2015	June 2015
Gold produced	000'oz	54.9	38.7
	kg	1,709	1,203
Yield – underground reef	g/t	5.08	4.49
All-in sustaining costs	R/kg	578,051	734,784
	US$/oz	1,404	1,895
Total all-in cost	R/kg	589,823	769,847
	US$/oz	1,431	1,986

Gold production increased by 42 per cent from 1,203 kilograms (38,700 ounces) in the June quarter to 1,709 kilograms (54,900 ounces) in the September quarter due to increased volumes and grades.

Total tonnes milled increased by 30 per cent from 298,000 tonnes in the June quarter to 387,000 tonnes in the September quarter. Total tonnes milled in the September quarter included 19,400 tonnes of underground waste mined and 33,700 tonnes of surface tailings material compared with 2,500 tonnes of underground waste mined and 26,600 tonnes of surface tailings material in the June quarter. The treatment of the surface material continued to sustain the backfill requirements in both current workings and historical open stopes. Underground reef yield increased by 13 per cent from 4.49 grams per tonne to 5.08 grams per tonne due to improved grades and a release of gold-in-process during the quarter.

Development increased by 58 per cent from 939 metres in the June quarter to 1,486 metres in the September quarter. New mine capital development (phase one, sub 95 level) increased by 318 per cent from 83 metres in the June quarter to 347 metres in the September quarter. Development in the current mine areas in 95 level and above increased by 33 per cent from 856 metres to 1,139 metres. Destress mining increased by 57 per cent from 6,056 square metres in the June quarter to 9,523 square metres in the September quarter. The increase in destress mining is attributed to the commissioning of new low profile fleet, improved mining cycles and the introduction of dedicated supervision per activity per corridor.

During the September quarter, the current mine (95 level and above) contributed 82 per cent of the ore tonnes while the new mine (below 95 level) contributed 18 per cent. The long-hole stoping method accounted for 40 per cent of total ore tonnes mined.

Operating costs increased by 14 per cent from R705 million (US$59 million) in the June quarter to R803 million (US$63 million) in the September quarter mainly due to the higher production, increased electricity costs due to the inclusion of two months of higher winter tariff (30 per cent higher) in the September quarter, as well as higher bonuses paid in line with the increased production.

Operating profit of R2 million (US$1 million) in the September quarter compared with an operating loss of R148 million (US$12 million) in the June quarter mainly due to higher revenue, partially offset by higher operating costs.

Capital expenditure decreased from R200 million (US$17 million) in the June quarter to R187 million (US$14 million) in the September quarter as a result of lower spending on fleet in the September quarter.

All-in sustaining costs decreased from R734,784 per kilogram (US$1,895 per ounce) in the June quarter to R578,051 per kilogram (US$1,404 per ounce) in the September quarter, a decrease of 21 per cent mainly due to the higher gold production, partially offset by higher operating costs.

Total all-in cost decreased from R769,847 per kilogram (US$1,986 per ounce) in the June quarter to R589,823 per kilogram (US$1,431 per ounce) in the September quarter, a decrease of 23 per cent due to the same reasons as for all-in-sustainable costs as well as lower non-sustaining capital expenditure.

Sustaining capital expenditure increased from R157 million (US$13 million) in the June quarter to R166 million (US$13 million) in the September quarter and non-sustaining capital expenditure decreased from R43 million (US$4 million) in the June quarter to R20 million (US$2 million) in the September quarter.

The following remedial strategies are expected to improve destress mining volumes during the last quarter of 2015:

As previously mentioned, the mine reviewed the destress mining methodology in collaboration with the Geotechnical Review Board (GRB). The initiative to create a fit for purpose independent review and advisory panel of recognised global industry professionals who are known leaders in specific aspects of geotechnical engineering in deep mines resulted in the establishment of the GRB for South Deep in 2014. The GRB continues to peer review progress at South Deep to ensure exposure to relevant industry leading practices, operational de-risking and world class geotechnical support in massive underground mining at depth.

A strategic mine design change in destress methodology was adopted with a detailed transition programme developed to guide the change process. A dedicated investigation team was deployed to conduct and evaluate all the current and dormant destress cuts against a well-defined risk matrix and was dealt with in the transition programme sessions.

The conversion from low profile to high profile destressing will eradicate the need for the secondary ripping process after low profile destressing to allow for longhole stoping.

- Four mining areas will remain as low profile destress mining until the destressing of these areas is completed. The planned completion for these areas is as follows:
  o 100-1W cut 1 : August 2016;
  o 95-1W cut 3 and 90-1W cut 1 : October 2016; and
  o 90-1W cut 2 continuing into 2017.
- During the second half of 2015 four low profile destress (LPS) cuts started with the conversion process to high profile destressing: 100-4W cut 3, 100-3W cut 3, 100-2aW cut 1 and 95-1W cut 4.

West Africa region

GHANA

Tarkwa

		Sept 2015	June 2015
Gold produced	000'oz	**149.4**	156.2
Yield – CIL plant	g/t	**1.36**	1.42
– combined	g/t	**1.36**	1.42
All-in sustaining costs	US$/oz	**872**	938
Total all-in cost	US$/oz	**872**	938

Gold production decreased by 4 per cent from 156,200 ounces in the June quarter to 149,400 ounces in the September quarter due to lower grades mined and processed.

Total tonnes mined, including capital stripping, decreased from 26.7 million tonnes in the June quarter to 26.1 million tonnes in the September quarter. Ore tonnes mined increased from 3.4 million tonnes to 3.8 million tonnes. Operational waste tonnes mined increased from 7.8 million tonnes to 9.7 million tonnes while capital waste tonnes mined decreased from 15.5 million tonnes to 12.6 million tonnes. Head grade mined decreased from 1.49 grams per tonne to 1.37 grams per tonne due to mining lower grade areas in the September quarter, in line with the mining sequence. The strip ratio decreased from 6.8 to 5.8.

The CIL plant throughput was similar at 3.40 million tonnes. Realised yield from the CIL plant decreased from 1.42 grams per tonne in the June quarter to 1.36 grams per tonne in the September quarter due to lower head grades.

Net operating costs, including gold-in-process movements, decreased from US$87 million in the June quarter to US$86 million in the September quarter mainly due to a build-up of stockpiles of US$1 million in the September quarter, compared with a drawdown of gold-in-circuit of US$4 million in the June quarter partially offset by an increase in operating costs as a result of higher ore and operational tonnes mined.

Operating profit decreased from US$100 million in the June quarter to US$82 million in the September quarter as a result of the lower gold sold and lower gold price received.

Capital expenditure decreased from US$48 million to US$37 million mainly due to lower expenditure on pre-stripping and lower expenditure on the wall raise at the no 3 tailings storage facility.

All-in sustaining costs and total all-in cost decreased from US$938 per ounce in the June quarter to US$872 per ounce in the September quarter mainly due to lower capital expenditure, partially offset by lower gold sold.

Damang

		Sept 2015	June 2015
Gold produced	000'oz	**44.4**	41.5
Yield	g/t	**1.23**	1.18
All-in sustaining costs	US$/oz	**1,272**	1,370
Total all-in cost	US$/oz	**1,272**	1,370

Gold production increased by 7 per cent from 41,500 ounces in the June quarter to 44,400 ounces in the September quarter mainly due to increased tonnes and higher grade stockpiles processed.

Total tonnes mined, including capital stripping, increased from 5.1 million tonnes in the June quarter to 6.0 million tonnes in the September quarter due to the use of a contractor to mine oxides from the Lima South pit.

Ore tonnes mined increased from 1.3 million tonnes to 1.4 million tonnes. Operational waste tonnes mined increased from 3.8 million tonnes in the June quarter to 4.6 million tonnes in the September quarter. Head grade mined decreased from 1.22 grams per tonne to 1.17 grams per tonne. The strip ratio increased from 2.9 to 3.4.

Yield increased from 1.18 grams per tonne to 1.23 grams per tonne due to higher grade stockpiled ore processed in the September quarter.

Tonnes processed increased from 1.09 million tonnes in the June quarter to 1.12 million tonnes in the September quarter due to an increase in the percentage of soft oxides in the feed blend which allowed for improved plant throughput from 553 tonnes per hour in the June quarter to 565 tonnes per hour in the September quarter.

Net operating costs, including gold-in-process movements, decreased from US$50 million to US$48 million due to US$nil drawdown of inventory in the September quarter compared with a US$2 million drawdown of inventory in the June quarter.

Operating profit increased from US$nil in the June quarter to US$2 million in the September quarter due to lower net operating costs.

Capital expenditure increased from US$4 million to US$6 million with the majority spent on the processing plant upgrade and resource drilling in the Juno South East and Saddle Bridge areas.

All-in sustaining costs and total all-in cost decreased from US$1,370 per ounce in the June quarter to US$1,272 per ounce in the September quarter due to higher gold sold and the lower net operating costs, partially offset by higher capital expenditure.

South America region

PERU

Cerro Corona

		Sept 2015	June 2015
Gold produced	000'oz	**44.0**	43.9
Copper produced	tonnes	**7,492**	7,821
Total equivalent gold produced	000' eqoz	**79.2**	83.6
Total equivalent gold sold	000' eqoz	**78.6**	90.8
Yield – gold	g/t	**0.81**	0.87
– copper	per cent	**0.45**	0.50
– combined	g/t	**1.40**	1.59
All-in sustaining costs	US$/oz	**747**	381
Total all-in cost	US$/oz	**747**	381
AISC per equivalent ounce*	US$/oz	**731**	662
AIC per equivalent ounce*	US$/oz	**731**	662
Gold price**	US$/oz	**1,128**	1,194
Copper price**	US$/t	**5,308**	6,079

* Refer to page 22 and 24 for calculations.

** Average daily spot price for the period used to calculate total equivalent gold ounces produced.

Gold production was similar at 44,000 ounces. Copper production decreased by 4 per cent from 7,821 tonnes to 7,492 tonnes. Equivalent gold production decreased by 5 per cent from 83,600 ounces to 79,200 ounces. Gold head grade decreased from 1.21 grams per tonne to 1.11 grams per tonne and copper head grade decreased from 0.58 per cent to 0.51 per cent due to sequencing. Gold recoveries increased from 71.7 per cent to 73.1 per cent and copper recoveries increased from 86.4 per cent to 86.8 per cent. As a result, gold yield decreased from 0.87 grams per tonne to 0.81 grams per tonne and copper yield decreased from 0.50 per cent to 0.45 per cent.

In the September quarter, concentrate with a payable content of 44,464 ounces of gold was sold at an average price of US$1,123 per ounce and 7,278 tonnes of copper was sold at an average price of US$4,521 per tonne, net of treatment and refining charges. This compared with concentrate with a payable content of 47,627 ounces of gold that was sold at an average price of US$1,186 per ounce and 8,470 tonnes of copper that was sold at an average price of US$5,185 per tonne, net of treatment and refining charges, in the June quarter. Total equivalent gold sales decreased by 13 per cent from 90,800 ounces in the June quarter to 78,600 ounces in the September quarter mainly due to a drawdown of concentrate inventory in the June quarter.

Total tonnes mined increased by 18 per cent from 2.98 million tonnes in the June quarter to 3.53 million tonnes in the September quarter in line with the mine sequencing and the production schedule for the September quarter. Ore mined increased by 2 per cent from 1.73 million tonnes to 1.76 million tonnes. The strip ratio increased from 0.72 to 1.01 due to higher waste mined.

Ore processed increased by 7 per cent from 1.63 million tonnes in the June quarter to 1.75 million tonnes in the September quarter mainly due to an increase in plant throughput from 801 tonnes per hour in the June quarter to 830 tonnes per hour in the September quarter.

Net operating costs, including gold-in-process movements, decreased from US$43 million in the June quarter to US$35 million in the September quarter. The lower cost was mainly due to a US$1 million build-up of concentrate inventory at the end of the September quarter compared with a US$5 million drawdown in the June quarter.

Operating profit decreased from US$56 million in the June quarter to US$36 million in the September quarter due to lower equivalent gold sold and lower gold and copper prices received, partially offset by lower net operating costs.

Capital expenditure increased from US$12 million to US$19 million mainly due to increased construction activities at the tailings dam, which was delayed as a result of the rainy season in the June quarter.

All-in sustaining costs and total all-in cost increased from US$381 per ounce in the June quarter to US$747 per ounce in the September quarter mainly due to lower by-product credits, lower gold sold and higher capital expenditure, partially offset by lower net operating costs. All-in sustaining costs and total all-in costs per equivalent ounce increased from US$662 per equivalent ounce to US$731 per equivalent ounce mainly due to lower equivalent ounces sold.

Australia region

St Ives

			Sept 2015	June 2015
Gold produced		000'oz	83.6	89.2
Yield	– underground	g/t	4.42	4.97
	– heap leach*	g/t	-	-
	– surface	g/t	2.45	2.06
	– combined	g/t	3.11	3.04
All-in sustaining costs		A$/oz	1,229	1,454
		US$/oz	879	1,136
Total all-in cost		A$/oz	1,229	1,454
		US$/oz	879	1,136

* Heap leach produced 1,800 ounces, rinsed from inventory (1,400 ounces was rinsed in the June quarter).

Gold production decreased by 6 per cent from 89,200 ounces in the June quarter to 83,600 ounces in the September quarter due to a 6,100 ounce drawdown of gold-in-circuit in the June quarter.

Total tonnes mined increased from 5.9 million tonnes in the June quarter to 6.1 million tonnes in the September quarter.

At the underground operations, ore mined increased by 1 per cent from 272,000 tonnes in the June quarter to 275,000 tonnes in the September quarter. The average grade of ore mined from the underground operations remained similar at 4.85 grams per tonne.

At the open pit operations, total ore tonnes mined increased by 44 per cent from 395,000 tonnes in the June quarter to 569,000 tonnes in the September quarter. All these tonnes were from the Invincible pit which has now reached a steady state of production. Grade mined increased by 23 per cent from 2.21 grams per tonne to 2.71 grams per tonne as the pit moved into a higher grade portion of the ore body.

Operational waste tonnes mined increased by 460 per cent from 696,000 tonnes in the June quarter to 3.9 million tonnes in the September quarter. Capital waste tonnes mined decreased by 71 per cent from 4.5 million tonnes to 1.3 million tonnes as the pit moved from a primary development to production phase. The strip ratio decreased from 13.3 to 9.2.

Throughput at the Lefroy mill decreased from 0.91 million tonnes in the June quarter to 0.84 million tonnes in the September quarter due to the adoption of the campaign milling strategy in the June quarter to preserve low grade stocks and retain operational flexibility. Yield increased from 3.04 grams per tonne to 3.11 grams per tonne in line with increased open pit grades mined and reduced processing of low grade. Gold production from the Lefroy mill decreased from 87,800 ounces in the June quarter to 81,800 ounces in the September quarter due to the drawdown of 6,100 ounces of gold-in-circuit during the June quarter.

Residual leaching and irrigation of the existing heap leach pad continued and a further 1,800 ounces were produced in the September quarter compared with 1,400 ounces produced in the June quarter. Since cessation of stacking activities, a total of 24,200 ounces have been produced. This process will continue until pregnant solutions become uneconomic.

Net operating costs, including gold-in-process movements, decreased from A$78 million (US$61 million) in the June quarter to A$64 million (US$46 million) in the September quarter. Net operating costs were impacted by a gold-in-circuit build-up of A$3 million (US$3 million) in the September quarter compared with a drawdown of A$20 million (US$15 million) in the June quarter. The drawdown in the June quarter mainly related to the utilisation of all the Neptune stockpiles. Operating costs increased from A$58 million (US$45 million) in the June quarter to A$68 million (US$49 million) in the September quarter due to the majority of the Invincible mining costs moving from capital pre-strip to operating costs.

Operating profit increased from A$59 million (US$46 million) in the June quarter to A$66 million (US$48 million) in the September quarter with the lower net operating costs more than offsetting the lower production.

Capital expenditure decreased from A$45 million (US$35 million) in the June quarter to A$31 million (US$22 million) in the September quarter with the majority of the Invincible mining costs moving from capital pre-strip to working costs.

All-in sustaining costs and total all-in cost decreased from A$1,454 per ounce (US$1,136 per ounce) in the June quarter to A$1,229 per ounce (US$879 per ounce) in the September quarter due to the lower net operating costs and lower capital expenditure, partially offset by lower gold sold.

Agnew/Lawlers

		Sept 2015	June 2015
Gold produced	000'oz	**57.5**	53.8
Yield	g/t	**6.07**	5.33
All-in sustaining costs	A$/oz	**1,401**	1,357
	US$/oz	**1,025**	1,077
Total all-in cost	A$/oz	**1,401**	1,357
	US$/oz	**1,025**	1,077

Gold production increased by 7 per cent from 53,800 ounces in the June quarter to 57,500 ounces in the September quarter mainly due to higher grades mined and processed.

Ore mined from underground decreased by 20 per cent from 332,000 tonnes in the June quarter to 264,000 tonnes in the September quarter due to decreased ore development meters and challenging geotechnical conditions at Waroonga. Head grade mined increased by 20 per cent from 5.29 grams per tonne to 6.36 grams per tonne. During the June quarter, ground conditions in the lower part of the Kim ore body necessitated rehabilitation and extra ground support which resulted in slower rates of mining in certain higher grade areas with tonnages substituted from lower grade areas in the Waroonga ore body outside of Kim. In the September quarter, mining returned to these higher grade areas near the end of the quarter. However the extraction rate remained low due to a seismic event and further adverse ground conditions at the beginning of the quarter which impacted the tonnes mined for the quarter.

Tonnes processed decreased by 6 per cent from 314,000 tonnes in the June quarter to 294,000 ounces in the September quarter. This was due to the lower mining volumes, partially offset by the processing of stockpiled ore which could not be processed during the June quarter with the mill at capacity. The combined yield increased from 5.33 grams per tonne to 6.07 grams per tonne mainly due to higher grades mined.

Net operating costs, including gold-in-process movements, increased from A$46 million (US$36 million) in the June quarter to A$51 million (US$38 million) in the September quarter due to a A$3 million (US$2 million) drawdown of inventory in the September quarter compared with a A$2 million (US$2 million) build-up in the June quarter.

Operating profit increased from A$37 million (US$29 million) in the June quarter to A$38 million (US$27 million) in the September quarter due to higher gold sold, partially offset by higher net operating costs.

Capital expenditure increased from A$23 million (US$18 million) in the June quarter to A$25 million (US$19 million) in the September quarter. The increase in capital expenditure was due to a power-line upgrade which will allow electrical power to replace diesel generators for cooling at Waroonga during the summer months and due to additional raise-boring for ventilation at the Fitzroy, Bengal and Hastings ("FBH") ore bodies. Development of the high grade FBH ore bodies continued throughout the September quarter with first ore from FBH delivered in October 2015.

All-in sustaining costs and total all-in cost increased from A$1,357 per ounce (US$1,077 per ounce) in the June quarter to A$1,401 per ounce (US$1,025 per ounce) in the September quarter mainly due to higher capital expenditure and higher net operating costs, partially offset by higher gold sold.

Darlot

		Sept 2015	June 2015
Gold produced	000'oz	**25.4**	17.4
Yield	g/t	**6.30**	4.22
All-in sustaining costs	A$/oz	**1,232**	1,500
	US$/oz	**906**	1,164
Total all-in cost	A$/oz	**1,232**	1,500
	US$/oz	**906**	1,164

Gold production increased by 46 per cent from 17,400 ounces in the June quarter to 25,400 ounces in the September quarter due to the higher grade mined.

Ore mined from underground increased marginally from 108,200 tonnes to 110,800 tonnes. Head grade increased from 5.43 grams per tonne in the June quarter to 7.03 grams per tonne in the September quarter. The increase in grade was due to the higher grade Lords South Lower ore body moving into a production phase. Capital waste tonnes mined decreased from 55,500 tonnes in the June quarter to 21,800 ounces in the September quarter due to the development to Lords South Lower.

Tonnes processed decreased from 128,300 tonnes in the June quarter to 125,300 tonnes in the September quarter mainly due to a reduction in toll treatment ore. The yield increased from 4.22 grams per tonne to 6.30 grams per tonne mainly due to higher grade ore mined, partially offset by lower grade material treated as part of the toll treatment arrangements. The tolling arrangements contributed 529 ounces to gold production for the September quarter compared with 880 ounces in the June quarter.

Net operating costs, including gold-in-process movements, increased from A$17 million (US$13 million) in the June quarter to A$23 million (US$17 million) in the September quarter. The increase reflects a lower portion of mining costs being allocated to capital as Lords South Lower moved from a development phase to a production phase as well as a net A$2 million change in gold-in-process with a drawdown of A$1 million (US$1 million) in the September quarter compared with a build-up of A$1 million (US$1 million) in the June quarter.

Operating profit increased from A$9 million (US$7 million) in the June quarter to A$17 million (US$13 million) in the September quarter mainly due to higher gold sold, partially offset by higher net operating costs.

Capital expenditure decreased from A$8 million (US$6 million) to A$7 million (US$5 million) with a A$3 million reduction in capital development at Lords South Lower, partially offset by a A$2 million increase in exploration expenditure.

All-in sustaining costs and total all-in cost decreased from A$1,500 per ounce (US$1,164 per ounce) in the June quarter to A$1,232 per ounce (US$906 per ounce) in the September quarter mainly due to higher gold sold and lower capital expenditure, partially offset by higher net operating costs.

Granny Smith

		Sept 2015	June 2015
Gold produced	000'oz	82.1	74.6
Yield	g/t	7.08	6.41
All-in sustaining costs	A$/oz	957	989
	US$/oz	699	770
Total all-in cost	A$/oz	957	989
	US$/oz	699	770

Gold production increased by 10 per cent from 74,600 ounces in the June quarter to 82,100 ounces in the September quarter due to higher grades mined.

Ore mined from underground was similar at 353,000 tonnes. Head grade mined increased from 7.21 grams per tonne in the June quarter to 7.68 grams per tonne in the September quarter with mining activity taking place, as sequenced, in higher grade areas of the ore body.

Tonnes processed remained similar at 361,000 tonnes in the September quarter. The yield increased from 6.41 grams per tonne to 7.08 grams per tonne due to higher head grades mined.

Net operating costs, including gold-in-process movements increased marginally from A$46 million (US$36 million) in the June quarter to A$47 million (US$34 million) in the September quarter.

Operating profit increased from A$68 million (US$53 million) in the June quarter to A$80 million (US$59 million) in the September quarter due to the higher gold sold.

Capital expenditure increased from A$23 million (US$18 million) in the June quarter to A$26 million (US$19 million) in the September quarter. The majority of the expenditure related to capital development and exploration.

All-in sustaining costs and total all-in cost decreased from A$989 per ounce (US$770 per ounce) in the June quarter to A$957 per ounce (US$699 per ounce) in the September quarter mainly due to higher gold sold, partially offset by higher capital expenditure.

Quarter ended 30 September 2015 compared with quarter ended 30 September 2014

Group attributable equivalent gold production decreased marginally from 559,000 ounces for the September 2014 quarter to 557,000 ounces for the September 2015 quarter mainly due to lower production at Agnew/Lawlers, St Ives, Cerro Corona and Granny Smith.

At the South Africa region, gold production at South Deep, increased by 32 per cent from 1,298 kilograms (41,700 ounces) in the September 2014 quarter to 1,709 kilograms (54,900 ounces) in the September 2015 quarter mainly due to increased volumes from underground, partially offset by lower grades. Production in the September 2014 quarter was severely affected by the extensive ground support remediation programme introduced in May 2014 and the commensurate effect thereof.

At the West Africa region, total managed gold production increased by 6 per cent from 182,000 ounces in the September 2014 quarter to 193,800 ounces in the September 2015 quarter. At Tarkwa, gold production increased by 7 per cent from 139,200 ounces to 149,400 ounces mainly due to increased volumes and higher grade. At Damang, gold production increased by 4 per cent from 42,800 ounces to 44,400 ounces mainly due to higher tonnes mined and processed, partially offset by lower grade.

At the South America region, gold equivalent production at Cerro Corona decreased by 6 per cent from 84,700 ounces in the September 2014 quarter to 79,200 ounces in the September 2015 quarter mainly due to a decrease in gold and copper grades.

At the Australia region, gold production decreased by 8 per cent from 268,800 ounces in the September 2014 quarter to 248,600 ounces in the September 2015 quarter. At St Ives, gold production decreased by 6 per cent from 88,700 ounces to 83,600 ounces, mainly due to lower underground tonnes mined, partially offset by higher grade mined and processed. At Agnew/Lawlers, gold production decreased by 20 per cent from 72,200 ounces to 57,500 ounces mainly due to lower tonnes mined and processed as well as lower grade. At Darlot, gold production increased by 14 per cent from 22,300 ounces to 25,400 ounces due to an increase in grade, partially offset by lower tonnes mined and processed. At Granny Smith, gold production decreased by 4 per cent from 85,600 ounces to 82,100 ounces mainly due to lower grade processed.

INCOME STATEMENT

Revenue decreased by 9 per cent from US$699 million in the September 2014 quarter to US$635 million in the September 2015 quarter mainly due to the lower gold price received. The average gold price decreased by 13 per cent from US$1,265 per ounce to US$1,103 per ounce. The average Rand/US dollar exchange rate weakened by 20 per cent from R10.71 in the September 2014 quarter to R12.86 in the September 2015 quarter. The average Australian/US dollar exchange rate weakened by 22 per cent from A$1.00 = US$0.93 to A$1.00 = US$0.73.

Net operating costs decreased from US$414 million to US$366 million due to the 20 per cent weaker Rand/US dollar exchange rate, the 22 per cent weaker Australian/US dollar exchange rate, the lower oil price and good cost control.

At South Deep in South Africa, net operating costs increased by 26 per cent from R637 million (US$59 million) in the September 2014 quarter to R803 million (US$63 million) in the September 2015 quarter. This was mainly due to increased production, annual wage increases and normal inflationary increases. All-in sustaining costs of R578,051 per kilogram (US$1,404 per ounce) and total all-in cost of R589,823 per kilogram (US$1,431 per ounce) in the September 2015 quarter compared with all-in sustaining costs of R616,306 per kilogram (US$1,790 per ounce) and total all-in cost of R658,383 per kilogram (US$1,912 per ounce) in the September 2014 quarter due to higher gold sold, partially offset by higher operating costs.

At the West Africa region, net operating costs decreased by 8 per cent from US$145 million in the September 2014 quarter to US$134 million in the September 2015 quarter. All-in sustaining costs and total all-in cost for the region amounted to US$962 per ounce in the September 2015 quarter compared with US$1,131 per ounce in the September 2014 quarter.

At Tarkwa, net operating costs decreased by 11 per cent from US$97 million to US$86 million due to on-going business improvement initiatives and the lower oil price. All-in sustaining costs and total all-in costs amounted to US$872 per ounce in the September 2015 quarter compared with US$1,096 per ounce in the September 2014 quarter due to increased gold sold, lower operating costs and lower capital expenditure.

At Damang, net operating costs increased by 2 per cent from US$47 million to US$48 million due to increased tonnes mined and processed. All-in sustaining costs and total all-in cost amounted to US$1,272 per ounce in the September 2015 quarter compared with US$1,245 per ounce in the September 2014 quarter due to higher capital expenditure, partially offset by increased gold sold.

At Cerro Corona in South America, net operating costs increased by 30 per cent from US$27 million in the September 2014 quarter to US$35 million in the September 2015 quarter. This was mainly due to a build-up of concentrate inventory of US$10 million in the September 2014 quarter compared with only US$1 million in the September 2015 quarter. All-in sustaining costs and total all-in cost amounted to US$747 per ounce in the September 2015 quarter compared with US$245 per ounce in the September 2014 quarter due to lower by-product credits, the lower inventory credit to cost and higher capital expenditure, partially offset by higher gold ounces sold. All-in sustaining costs and total all-in cost, on a gold equivalent basis amounted to US$731 per ounce in the September 2015 quarter compared with US$718 per ounce in the September 2014 quarter.

At the Australia region, net operating costs decreased by 6 per cent from A$198 million (US$184 million) in the September 2014 quarter to A$186 million (US$135 million) in the September 2015 quarter mainly due to the lower production, All-in sustaining costs and total all-in cost for the region amounted to A$1,177 per ounce (US$859 per ounce) in the September 2015 quarter compared with A$1,065 per ounce (US$990 per ounce) in the September 2014 quarter due to lower gold sold and higher capital expenditure, partially offset by lower net operating costs.

At St Ives, net operating costs decreased by 15 per cent from A$75 million (US$70 million) in the September 2014 quarter to A$64 million (US$46 million) in the September 2015 quarter. All-in sustaining costs and total all-in cost for St Ives amounted to A$1,229 per ounce (US$879 per ounce) in the September 2015 quarter compared with A$1,235 per ounce (US$1,149 per ounce) in the September 2014 quarter due to lower net operating costs, partially offset by higher capital expenditure and lower gold sold.

At Agnew/Lawlers, net operating costs increased by 2 per cent from A$50 million (US$46 million) in the September 2014 quarter to A$51 million (US$38 million) in the September 2015 quarter. All-in sustaining costs and total all-in cost for Agnew/Lawlers amounted to A$1,401 per ounce (US$1,025 per ounce) in the September 2015 quarter compared with A$1,025 per ounce (US$953 per ounce) in the September 2014 quarter due to lower gold sold, higher net operating costs and higher capital expenditure.

At Darlot net operating costs were similar at A$23 million (US$17 million). All-in sustaining costs and total all-in cost amounted to A$1,232 per ounce (US$906 per ounce) in the September 2015 quarter compared with A$1,316 per ounce (US$1,224 per ounce) in the September 2014 quarter due to higher gold sold, partially offset by higher capital expenditure.

At Granny Smith, net operating costs decreased by 6 per cent from A$50 million (US$46 million) in the September 2014 quarter to A$47 million (US$34 million) in the September 2015 quarter. All-in sustaining costs and total all-in cost amounted to A$957 per ounce (US$699 per ounce) in the September 2015 quarter compared with A$852 per ounce (US$792 per ounce) in the September 2014 quarter due to lower gold sold and higher capital expenditure.

The Group all-in sustaining costs of US$948 per ounce and total all-in cost of US$961 per ounce in the September 2015 quarter compared with all-in sustaining costs of US$1,074 per ounce and total all-in cost of US$1,096 per ounce in the September 2014 quarter. The lower all-in-sustaining and all-in costs in the September 2015 quarter was due to lower net operating costs and higher gold sold (576,000 ounces in the September 2015 quarter compared with 552,800 ounces in the September 2014 quarter) lower capital expenditure, partially offset by lower by-product credits.

Operating profit decreased from US$285 million to US$269 million as a result of the above.

Amortisation for the Group increased from US$151 million in the September 2014 quarter to US$155 million in the September 2015 quarter mainly due to the increased cost base at Darlot, following the capital development at Lords South Lower.

Net interest paid decreased from US$19 million to US$16 million due to the paying down of relatively more expensive South African debt as compared with offshore debt in the March 2015 quarter.

The share of equity accounted losses after taxation was similar at US$1 million and mainly related to the ongoing study and evaluation costs at the Far Southeast project (FSE).

The gain on foreign exchange of US$7 million in the September 2015 quarter compared with US$6 million in the September 2014 quarter. These related to the conversion of offshore cash holdings into their functional currencies.

The loss on financial instruments of US$4 million in the September 2015 quarter compared with US$nil in the September 2014 quarter and related to the mark to market adjustment on diesel hedges that the Australian operations entered into on 10 September and 26 November 2014.

Share-based payments for the Group decreased from US$6 million in the September 2014 quarter to US$3 million in the September 2015 quarter due to the implementation of a new long-term employee incentive scheme in 2014. Long-term employee benefits of US$nil in the September 2015 quarter compared with US$3 million in the September 2014 quarter, the reduction due to mark to market adjustments. The two schemes combined decreased from US$9 million to US$3 million.

Exploration expenditure increased from US$8 million in the September 2014 quarter to US$11 million in the September 2015 quarter due to higher expenditure at Salares Norte.

Non-recurring items decreased from US$12 million in the September 2014 quarter to US$8 million in the September 2015 quarter. The September 2015 quarter included US$3 million on the impairment of the Group's investment in Hummingbird and US$4 million related to retrenchment costs at Tarkwa.

Royalties of US$19 million in the September 2015 quarter compared with US$22 million in the September 2014 quarter.

The taxation charge of US$34 million in the September 2015 quarter compared with US$38 million in the September 2014 quarter, in line with the lower taxable income.

As a result of the above, net earnings attributable to the Gold Fields shareholders of US$18 million in the September 2015 quarter compared with net earnings of US$19 million in the September 2014 quarter.

Normalised earnings of US$22 million in the September 2015 quarter compared with US$23 million in the September 2014 quarter.

CASH FLOW

Cash inflow from operating activities of US$221 million in the September 2015 quarter compared with US$206 million in the September 2014 quarter with the increase mainly due to lower royalties and taxation paid in June 2015 and a higher release of working capital.

Cash outflows from investing activities increased from US$62 million to US$146 million. The cash outflow was lower in the September 2014 quarter due to the proceeds on the disposal of Chucapaca of US$81 million.

Capital expenditure decreased from US$144 million in the September 2014 quarter to US$143 million in the September 2015 quarter.

At the South Africa region, capital expenditure at South Deep decreased from R191 million (US$18 million) to R187 million (US$14 million).

At the West Africa region, capital expenditure decreased from US$45 million in the September 2014 quarter to US$43 million in the September 2015 quarter. In South America, at Cerro Corona, capital expenditure increased from US$12 million in the September 2014 quarter to US$19 million in the September 2015 quarter. At the Australia region, capital expenditure increased from A$75 million (US$69 million) to A$89 million (US$66 million).

Net cash inflow from financing activities of US$20 million in the September 2015 quarter compared with an outflow of US$27 million in the September 2014 quarter. Both related to long term and short term loans received and repaid.

The net cash inflow of US$93 million in the September 2015 quarter compared with a net cash inflow of US$103 million in the September 2014 quarter. After accounting for a negative translation adjustment of US$22 million, the cash inflow in the September 2015 quarter was US$71 million. The cash balance at the end of September 2015 was US$486 million compared with US$446 million at the end of September 2014.

Corporate

DIRECTORATE CHANGES

Rick Menell, an independent non-executive director of Gold Fields assumed the role of Deputy Chairperson on 19 August 2015.

Mr Menell has over 36 years' experience in the mining industry, including as President of the Chamber of Mines of South Africa, President and CEO of Teal Exploration and Mining and as Executive Chair of Anglovaal Mining and Avgold. Mr Menell, Chairman of Credit Suisse Securities, also serves as a Director of Sibanye Gold, Weir Group Plc and Rockwell Diamonds Inc and is a Senior Advisor to Credit Suisse AG. He is also a director of a number of unlisted companies and non-profit organisations.

NON-EXECUTIVE DIRECTORS

On 7 May 2015, shareholders were informed that Gold Fields non-executive Director, Alan Hill would leave the Board of the Company on 31 December 2015. The Board has resolved for Mr Hill to stay on as a non-executive director until 31 December 2016.

EXCELLENCE IN THE FIELD OF TAX REPORTING

Gold Fields and Sasol have clinched the top awards in PwC's Building Public Trust Awards: Excellence in the field of tax reporting in 2015. Gold Fields was the overall winner in the category for tax reporting for multinational companies.

Outlook

We expect our full year production to be within 1 per cent to 2 per cent of previous guidance. However, costs are expected to be better than previously guided at around US$1,035 per ounce for AISC and US$1,055 per ounce for AIC.

South Deep's production for the full year is expected to be between 5,900 kilograms (190,000 ounces) and 6,000 kilograms (193,000 ounces), with the last six months of 2015 being up around 50 per cent on the first six months of 2015.

The above is subject to safety performance which limits the impact of safety-related stoppages and the forward looking statement on pages 3 and 28.

BASIS OF ACCOUNTING

The unaudited condensed consolidated quarterly financial statements are prepared in accordance with International Financial Reporting Standard, (IAS) 34 *Interim Financial Reporting,* the SAICA Financial Reporting Guides as issued by the Accounting Practices Committee and Financial Pronouncements as issued by Financial Reporting Standards Council and the requirements of the Companies Act of South Africa.

The accounting policies applied in the preparation of these quarterly financial statements are in terms of International Financial Reporting Standards and are consistent with those applied in the previous annual financial statements.

LITIGATION STATEMENT

In relation to the Litigation statement, there has been no further update since the release of the Gold Fields Q2 2015 results on 20 August 2015 except for the update on the Silicosis Class Action.

UPDATE OF THE SILICOSIS CLASS ACTION

The two class action applications were consolidated into one application on 17 October 2013. In terms of the consolidated application, the court is asked to allow the class actions to be certified. The consolidated application was heard during the weeks of 12 and 19 October 2015. Judgment has been reserved. If certification is granted, it will be the first step in a process whereby the applicants will, on behalf of the class or classes, seek to hold Gold Fields and the other mining companies liable for silicosis and/or tuberculosis and the resultant consequences. Any such claims will be defended.

MINING CHARTER OWNERSHIP ELEMENT DECLARATION APPLICATION

On 5 June 2015, the Chamber of Mines commenced a court application against the Minister and Director General of the Department of Mineral Resources regarding the continuing consequences of previous BEE deals in measuring progress on the Mining Charter's ownership element. The parties' legal representatives met with the Deputy Judge President of the North Gauteng High Court on 11 November 2015, where it was agreed that the application hearing will take place in March 2016.

N.J. Holland
Chief Executive Officer
19 November 2015

The financial statements are presented on a condensed consolidated basis

Income statement

Figures are in millions unless otherwise stated

	UNITED STATES DOLLARS				
	Quarter			Nine months to	
	September 2015	June 2015	September 2014	September 2015	September 2014
Revenue	**635.1**	660.4	699.2	**1,905.3**	2,160.8
Operating costs, net	**(366.0)**	(382.2)	(414.3)	**(1,114.2)**	(1,272.9)
– Operating costs	**(369.4)**	(358.6)	(423.7)	**(1,083.5)**	(1,278.4)
– Gold inventory change	**3.4**	(23.6)	9.4	**(30.7)**	5.5
Operating profit	**269.1**	278.2	284.9	**791.1**	887.9
Amortisation and depreciation	**(155.0)**	(141.5)	(151.3)	**(437.5)**	(484.6)
Net operating profit	**114.1**	136.7	133.6	**353.6**	403.3
Net interest paid	**(16.3)**	(15.2)	(19.4)	**(50.6)**	(57.1)
Share of equity accounted earnings after taxation	**(0.6)**	(1.3)	(1.4)	**(4.6)**	(2.9)
Gain/(loss) on foreign exchange	**7.3**	(1.8)	6.1	**7.4**	7.1
(Loss)/gain on financial instruments	**(3.7)**	1.7	-	**(4.5)**	(0.1)
Share-based payments	**(2.9)**	(3.0)	(6.2)	**(9.0)**	(22.3)
Long-term employee benefits	**(0.3)**	(0.3)	(2.9)	**(3.7)**	(6.8)
Other	**(6.5)**	(8.6)	(9.9)	**(25.2)**	(33.2)
Exploration and project costs	**(11.2)**	(19.3)	(8.3)	**(43.9)**	(34.9)
Profit before royalties, taxation and non-recurring items	**79.9**	88.9	91.6	**219.5**	253.1
Non-recurring items	**(8.2)**	(10.8)	(12.3)	**(19.3)**	(47.2)
Profit before royalties and taxation	**71.7**	78.1	79.3	**200.2**	205.9
Royalties	**(18.7)**	(21.2)	(21.6)	**(58.2)**	(65.4)
Profit before taxation	**53.0**	56.9	57.7	**142.0**	140.5
Mining and income taxation	**(34.3)**	(42.5)	(37.8)	**(121.1)**	(96.1)
– Normal taxation	**(36.4)**	(36.9)	(46.0)	**(100.1)**	(88.0)
– Deferred taxation	**2.1**	(5.6)	8.2	**(21.0)**	(8.1)
Net profit	**18.7**	14.4	19.9	**20.9**	44.4
Attributable to:					
– Owners of the parent	**18.0**	11.7	19.1	**15.8**	38.3
– Non-controlling interest	**0.7**	2.7	0.8	**5.1**	6.1
Non-recurring items:					
Profit/(loss) on sale of investments	**0.1**	-	-	**0.1**	(0.8)
Profit on sale of Chucapaca	**-**	-	4.6	**-**	4.6
Profit/(loss) on sale of assets	**0.2**	-	1.2	**2.0**	(1.4)
Restructuring costs	**(4.2)**	(3.0)	(15.8)	**(8.7)**	(36.6)
Impairment of investments and assets	**(3.4)**	(7.6)	(0.6)	**(11.8)**	(1.2)
Other	**(0.9)**	(0.2)	(1.7)	**(0.9)**	(11.8)
Total non-recurring items	**(8.2)**	(10.8)	(12.3)	**(19.3)**	(47.2)
Taxation	**1.6**	1.0	4.6	**2.5**	14.2
Net non-recurring items after tax	**(6.6)**	(9.8)	(7.7)	**(16.8)**	(33.0)
Net earnings	**18.0**	11.7	19.1	**15.8**	38.3
Net earnings per share (cents)	**2**	2	3	**2**	5
Diluted earnings per share (cents)	**2**	2	3	**2**	5
Headline earnings	**21.0**	19.4	14.4	**26.1**	36.8
Headline earnings per share (cents)	**3**	3	2	**4**	5
Diluted headline earnings per share (cents)	**3**	3	2	**4**	5
Net earnings excluding gains and losses on foreign exchange, financial instruments and non-recurring items after royalties and taxation	**21.6**	21.5	23.1	**29.8**	68.2
Net earnings per share excluding gains and losses on foreign exchange, financial instruments and non-recurring items after royalties and taxation (cents)	**3**	3	3	**4**	9
South African rand/United States dollar conversion rate	**12.86**	12.06	10.71	**12.21**	10.70
United States dollar/Australian dollar conversion rate	**0.73**	0.78	0.93	**0.76**	0.92
Gold equivalent sold – managed eq oz (000)	**576**	562	553	**1,647**	1,696
Gold equivalent price received US$/eq oz	**1,103**	1,174	1,265	**1,157**	1,274

Figures may not add as they are rounded independently.

The unaudited consolidated financial statements for the quarter ended 30 September 2015 have been prepared by the corporate accounting staff of Gold Fields Limited headed by Mrs Tzvet Ilarionova, the Group's Financial Controller. This process was supervised by Mr Paul Schmidt, the Group's Chief Financial Officer.

Statement of comprehensive income

Figures are in millions unless otherwise stated

	UNITED STATES DOLLARS				
	Quarter			Nine months to	
	September 2015	June 2015	September 2014	September 2015	September 2014
Net profit	**18.7**	14.4	19.9	**20.9**	44.4
Other comprehensive loss, net of tax	**(344.9)**	(51.7)	(172.8)	**(501.8)**	(180.3)
Marked to market valuation of listed investments	**0.4**	(0.4)	1.9	**0.4**	2.9
Currency translation adjustments and other	**(345.3)**	(51.3)	(174.7)	**(502.2)**	(183.2)
Total comprehensive loss	**(326.2)**	(37.3)	(152.9)	**(480.9)**	(135.9)
Attributable to:					
– Owners of the parent	**(327.2)**	(39.9)	(155.9)	**(486.2)**	(143.5)
– Non-controlling interest	**1.0**	2.6	3.0	**5.3**	7.6
	(326.2)	(37.3)	(152.9)	**(480.9)**	(135.9)

Statement of financial position

Figures are in millions unless otherwise stated

	UNITED STATES DOLLARS	
	Quarter	
	September 2015	December 2014
Property, plant and equipment	**4,508.1**	4,895.7
Goodwill	**321.5**	385.7
Non-current assets	**166.9**	163.2
Investments	**243.8**	257.9
Deferred taxation	**79.3**	62.4
Current assets	**1,024.8**	1,092.8
– Other current assets	**499.0**	594.8
– Cash and deposits	**485.8**	458.0
– Assets held for sale	**40.0**	40.0
Total assets	**6,344.4**	6,857.7
Shareholders' equity	**3,164.6**	3,663.3
Deferred taxation	**422.7**	387.0
Long-term loans	**1,823.3**	1,765.7
Environmental rehabilitation provisions	**282.3**	311.2
Long-term employee benefits	**11.2**	8.3
Other long-term provisions	**6.8**	9.1
Current liabilities	**633.5**	713.1
– Other current liabilities	**544.3**	567.9
– Current portion of long-term loans	**89.2**	145.2
Total equity and liabilities	**6,344.4**	6,857.7
US dollar/South African rand conversion rate	**13.87**	11.56
US dollar/Australian dollar conversion rate	**0.70**	0.81
Net debt	**1,426.7**	1,452.9

Hedging/Derivatives

The Group's policy is to remain unhedged to the gold price. However, hedges are sometimes undertaken on a project specific basis as follows:

- to protect cash flows at times of significant expenditure;
- for specific debt servicing requirements; and
- to safeguard the viability of higher cost operations.

Gold Fields may from time to time establish currency financial instruments to protect underlying cash flows.

Diesel hedge *

Australia

On 26 November 2014, Gold Fields Australia (Pty) Limited entered into Singapore Gasoil 10ppm cash settled swap transaction contracts. A contract for 63,000 barrels based on 50 per cent of estimated usage for the period January to March 2015 was committed at a fixed price of US$94.00 per barrel and a further 283,500 barrels based on 75 per cent of estimated usage was committed at a price of US$96.00 per barrel for the period April to December 2015. Brent Crude at the time of the transaction was US$78.45 per barrel.

At the reporting date, the fair value was negative US$4.5 million.

* Do not qualify for hedge accounting and are accounted for as derivative financial instruments in the income statement.

Statement of changes in equity

Figures are in millions unless otherwise stated

	UNITED STATES DOLLARS				
	Share capital and premium	Other reserves	Retained earnings	Non-controlling interest	Total equity
Balance as at 31 December 2014	**3,470.8**	**(1,636.5)**	**1,704.6**	**124.5**	**3,663.3**
Total comprehensive (loss)/income	-	(502.0)	15.8	5.3	(480.9)
(Loss)/profit for the period	-	-	15.8	5.1	20.9
Other comprehensive (loss)/income	-	(502.0)	-	0.2	(501.8)
Dividends declared	-	-	(15.1)	(11.9)	(27.0)
Share-based payments	-	9.0	-	-	9.0
Exercise of employee share options	0.2	-	-	-	0.2
Balance as at 30 September 2015	**3,471.0**	**(2,129.5)**	**1,705.3**	**117.9**	**3,164.6**

	UNITED STATES DOLLARS				
	Share capital and premium	Other reserves	Retained earnings	Non-controlling interest	Total equity
Balance as at 31 December 2013	**3,470.7**	**(1,340.8)**	**1,721.6**	**193.8**	**4,045.2**
Total comprehensive (loss)/income	-	(181.8)	38.3	7.6	(135.9)
Profit for the period	-	-	38.3	6.1	44.4
Other comprehensive (loss)/income	-	(181.8)	-	1.5	(180.3)
Dividends declared	-	-	(29.8)	(10.6)	(40.4)
Share-based payments	-	22.3	-	-	22.3
Disposal of non-controlling interest	-	-	-	(69.8)	(69.8)
Loans received from non-controlling interest	-	-	-	2.0	2.0
Exercise of employee share options	0.1	-	-	-	0.1
Balance as at 30 September 2014	**3,470.8**	**(1,500.3)**	**1,730.1**	**123.0**	**3,823.5**

Debt maturity ladder

Figures are in millions unless otherwise stated

	UNITED STATES DOLLARS			
	31 Dec 2015	31 Dec 2016	1 Jan 2017 to 31 Dec 2020	Total
Uncommitted loan facilities				
US dollar million	-	-	-	-
Rand million	1,297.0	-	-	1,297.0
Rand debt translated to dollar	93.5	-	-	93.5
Total (US$'m)	**93.5**	**-**	**-**	**93.5**
Committed loan facilities				
US dollar million	75.0	-	2,647.3	2,722.3
Rand million	-	1,000.0	1,500.0	2,500.0
Rand debt translated to dollar	-	72.1	108.2	180.3
Total (US$'m)	**75.0**	**72.1**	**2,755.5**	**2,902.6**
Total (US$'m) – Uncommitted and committed loan facilities	**168.5**	**72.1**	**2,755.5**	**2,996.1**
Utilisation – Uncommitted loan facilities				
Rand million	197.5	-	-	197.5
US dollar million	14.2	-	-	14.2
Rand debt translated to dollar	14.2	-	-	14.2
Total (US$'m)	**14.2**	**-**	**-**	**14.2**
Utilisation – Committed loan facilities (including US$ bond)				
US dollar million	75.0	-	1,823.3	1,898.3
Rand million	-	-	-	-
Rand debt translated to dollar	-	-	-	-
Total (US$'m)	**75.0**	**-**	**1,823.3**	**1,898.3**
Total (US$'m) – Utilisation – Uncommitted and committed loan facilities	**89.2**	**-**	**1,823.3**	**1,912.5**

Exchange rate: US$1 = R13.87 being the closing rate at the end of the September 2015 quarter.

Statement of cash flows

Figures are in millions unless otherwise stated

	UNITED STATES DOLLARS				
	Quarter			Nine months to	
	September 2015	June 2015	September 2014	September 2015	September 2014
Cash flows from operating activities	**220.5**	191.3	205.5	**562.0**	623.7
Profit before royalties, tax and non-recurring items	**79.9**	88.9	91.6	**219.5**	253.1
Non-recurring items	**(8.2)**	(10.8)	(12.3)	**(19.3)**	(47.2)
Amortisation and depreciation	**155.0**	141.5	151.3	**437.5**	484.6
South Deep BEE dividend	**-**	-	-	**(1.7)**	(1.9)
Change in working capital	**34.1**	8.9	22.1	**77.5**	44.5
Royalties and taxation paid	**(43.6)**	(44.3)	(50.9)	**(162.1)**	(131.4)
Other non-cash items	**3.3**	7.1	3.7	**10.6**	22.0
Dividends paid	**(2.5)**	(4.6)	(14.3)	**(20.0)**	(40.4)
Owners of the parent	**(2.3)**	-	(14.1)	**(15.1)**	(29.8)
Non-controlling interest holders	**(0.2)**	(4.6)	(0.2)	**(4.9)**	(10.6)
Cash flows from investing activities	**(145.9)**	(161.1)	(62.0)	**(486.0)**	(361.6)
Capital expenditure – additions	**(142.7)**	(158.3)	(144.2)	**(475.8)**	(438.9)
Capital expenditure – proceeds on disposal	**0.7**	0.6	3.0	**3.1**	4.0
Purchase of investments	**-**	-	-	**-**	(1.6)
Proceeds on disposal of Chucapaca	**-**	-	81.0	**-**	81.0
Proceeds on disposal of investments	**-**	-	-	**-**	2.0
Environmental payments	**(3.9)**	(3.4)	(1.8)	**(13.3)**	(8.1)
Cash flows from financing activities	**20.4**	(10.0)	(26.6)	**2.4**	(97.9)
Loans received	**38.9**	5.0	101.8	**385.1**	326.5
Loans repaid	**(18.5)**	(15.0)	(128.8)	**(382.7)**	(426.4)
Non-controlling interest holders' loans received	**-**	-	0.4	**-**	2.0
Net cash inflow	**92.5**	15.6	102.6	**58.4**	123.8
Translation adjustment	**(21.8)**	(2.8)	(7.1)	**(30.6)**	(2.6)
Cash at beginning of period	**415.1**	402.3	350.7	**458.0**	325.0
Cash at end of period	**485.8**	415.1	446.2	**485.8**	446.2
Cash flow from operating activities less net capital expenditure and environmental payments	**74.6**	30.2	62.5	**76.0**	180.7

Reconciliation of headline earnings with net earnings

Figures are in millions unless otherwise stated

	UNITED STATES DOLLARS				
	Quarter			Year to date	
	September 2015	June 2015	September 2014	September 2015	September 2014
Net earnings	**18.0**	11.7	19.1	**15.8**	38.3
(Profit)/loss on sale of investments	**(0.1)**	-	-	**(0.1)**	0.8
Profit on sale of Chucapaca	**-**	-	(4.6)	**-**	(4.6)
(Profit)/loss on sale of assets	**(0.2)**	-	(1.2)	**(2.0)**	1.4
Taxation effect on sale of assets	**(0.1)**	0.1	0.4	**0.6**	(0.4)
Impairment of investments and assets	**3.4**	7.6	0.6	**11.8**	1.2
Headline earnings	**21.0**	19.4	14.4	**26.1**	36.8
Headline earnings per share – cents	**3**	3	2	**4**	5
Based on headline earnings as given above divided by 775,270,967 (June 2015 – 774,747,163 and September 2014 – 769,377,569) being the weighted average number of ordinary shares in issue.					

Segmental operating and financial results

UNITED STATES DOLLARS		Total Mine Operations	South Africa Region	West Africa Region			South America Region
			South Deep	Ghana			Peru
				Total	Tarkwa	Damang	Cerro Corona
Operating Results							
Ore milled/treated (000 tonnes)	Sept 2015	8,295	387	4,538	3,415	1,123	1,753
	June 2015	8,160	298	4,514	3,421	1,093	1,633
	Year to date	24,628	947	13,454	10,221	3,233	4,983
Yield (grams per tonne)	Sept 2015	2.1	4.4	1.3	1.4	1.2	1.4
	June 2015	2.1	4.0	1.3	1.4	1.2	1.6
	Year to date	2.1	4.3	1.3	1.3	1.2	1.4
Gold produced (000 managed equivalent ounces)	Sept 2015	576.5	54.9	193.8	149.4	44.4	79.2
	June 2015	554.9	38.7	197.7	156.2	41.5	83.6
	Year to date	1,650.5	129.9	566.3	441.3	124.9	229.4
Gold sold (000 managed equivalent ounces)	Sept 2015	576.0	54.9	193.8	149.4	44.4	78.6
	June 2015	562.1	38.7	197.7	156.2	41.5	90.8
	Year to date	1,647.0	129.9	566.3	441.3	124.9	225.8
Gold price received (dollar per equivalent ounce)	Sept 2015	1,103	1,157	1,126	1,126	1,124	908
	June 2015	1,174	1,194	1,196	1,196	1,198	1,083
	Year to date	1,157	1,184	1,179	1,179	1,178	1,007
Operating costs (dollar per tonne)	Sept 2015	45	162	30	25	43	21
	June 2015	44	196	29	24	44	23
	Year to date	44	185	29	25	43	22
All-in-sustaining costs (dollar per ounce)	Sept 2015	942	1,404	962	872	1,272	747
	June 2015	1,026	1,895	1,029	938	1,370	381
	Year to date	1,030	1,697	1,090	1,027	1,314	542
Total all-in-cost (dollar per ounce)	Sept 2015	945	1,431	962	872	1,272	747
	June 2015	1,031	1,986	1,029	938	1,370	381
	Year to date	1,036	1,770	1,090	1,027	1,314	542
Financial Results ($ million)							
Revenue	Sept 2015	635.1	63.6	218.1	168.2	49.9	71.4
	June 2015	660.4	46.2	236.5	186.8	49.7	98.4
	Year to date	1,905.3	153.8	667.6	520.4	147.2	227.4
Net operating costs	Sept 2015	(366.5)	(62.8)	(133.8)	(85.9)	(47.8)	(35.3)
	June 2015	(382.2)	(58.5)	(136.4)	(86.6)	(49.8)	(42.6)
	Year to date	(1,114.8)	(175.5)	(395.6)	(254.1)	(141.4)	(106.3)
— Operating costs	Sept 2015	(369.9)	(62.8)	(134.7)	(86.9)	(47.8)	(36.7)
	June 2015	(358.6)	(58.5)	(130.9)	(82.9)	(48.0)	(37.3)
	Year to date	(1,084.1)	(175.5)	(394.9)	(254.7)	(140.2)	(107.4)
— Gold inventory change	Sept 2015	3.4	-	1.0	1.0	-	1.4
	June 2015	(23.6)	-	(5.5)	(3.7)	(1.8)	(5.3)
	Year to date	(30.7)	-	(0.7)	0.6	(1.3)	1.1
Operating profit/(loss)	Sept 2015	268.6	0.7	84.4	82.2	2.1	36.1
	June 2015	278.2	(12.3)	100.1	100.2	(0.1)	55.8
	Year to date	790.5	(22.1)	272.0	266.3	5.7	121.1
Amortisation of mining assets	Sept 2015	(154.7)	(16.6)	(50.1)	(42.3)	(7.8)	(24.0)
	June 2015	(141.2)	(14.9)	(42.4)	(36.0)	(6.4)	(22.8)
	Year to date	(436.6)	(48.5)	(137.0)	(117.2)	(19.8)	(67.4)
Net operating profit/(loss)	Sept 2015	114.0	(15.9)	34.3	40.0	(5.7)	12.1
	June 2015	137.0	(27.1)	57.7	64.2	(6.5)	33.0
	Year to date	353.9	(70.6)	135.0	149.1	(14.1)	53.7
Other expenses	Sept 2015	(19.3)	(2.3)	(0.4)	0.8	(1.3)	(3.7)
	June 2015	(19.2)	(1.8)	(5.4)	(3.9)	(1.5)	(2.6)
	Year to date	(66.0)	(8.8)	(10.0)	(5.9)	(4.0)	(10.8)
Profit/(loss) before royalties and taxation	Sept 2015	94.7	(18.2)	33.9	40.8	(7.0)	8.4
	June 2015	117.8	(29.0)	52.3	60.4	(8.1)	30.4
	Year to date	287.9	(79.3)	125.1	143.2	(18.1)	42.9
Royalties, mining and income taxation	Sept 2015	(48.5)	4.8	(20.9)	(20.9)	-	(6.0)
	June 2015	(57.9)	7.7	(25.9)	(27.1)	1.2	(18.5)
	Year to date	(167.7)	22.8	(67.1)	(67.9)	0.8	(48.4)
— Normal taxation	Sept 2015	(14.8)	-	(5.0)	(5.0)	-	(9.7)
	June 2015	(24.4)	-	(11.5)	(11.5)	-	(15.2)
	Year to date	(49.4)	-	(18.7)	(18.7)	-	(30.5)
— Royalties	Sept 2015	(18.7)	(0.3)	(10.9)	(8.4)	(2.5)	(0.6)
	June 2015	(21.2)	(0.3)	(11.8)	(9.3)	(2.5)	(2.1)
	Year to date	(58.2)	(0.8)	(33.4)	(26.0)	(7.4)	(2.9)
— Deferred taxation	Sept 2015	(15.1)	5.1	(5.1)	(7.6)	2.5	4.2
	June 2015	(12.3)	8.0	(2.6)	(6.3)	3.7	(1.1)
	Year to date	(60.2)	23.5	(15.0)	(23.2)	8.2	(15.0)
Profit/(loss) before non-recurring items	Sept 2015	46.2	(13.5)	12.9	19.9	(7.0)	2.3
	June 2015	59.9	(21.3)	26.4	33.3	(6.8)	11.9
	Year to date	119.7	(56.6)	57.9	75.2	(17.3)	(5.5)
Non-recurring items	Sept 2015	(4.7)	(0.1)	(5.0)	(4.9)	-	(0.5)
	June 2015	(3.0)	0.1	(0.6)	(0.5)	(0.1)	-
	Year to date	(7.4)	(0.7)	(6.2)	(5.9)	(0.3)	(0.5)
Net profit/(loss)	Sept 2015	41.4	(13.5)	7.9	14.9	(7.0)	1.8
	June 2015	56.8	(21.4)	25.9	32.8	(6.9)	11.9
	Year to date	112.2	(57.3)	51.7	69.3	(17.6)	(6.0)
Net profit/(loss) excluding gains and losses on foreign exchange, financial instruments and non-recurring items	Sept 2015	49.8	(13.5)	11.1	17.5	(6.4)	3.7
	June 2015	51.8	(21.2)	27.3	33.9	(6.6)	10.9
	Year to date	121.4	(57.2)	56.2	72.9	(16.7)	(4.6)
Capital expenditure	Sept 2015	(141.4)	(14.4)	(42.7)	(36.8)	(5.9)	(18.5)
	June 2015	(158.1)	(16.5)	(52.3)	(48.2)	(4.1)	(12.3)
	Year to date	(474.3)	(49.5)	(183.6)	(169.5)	(14.1)	(37.2)

Average exchange rates were US$1 = R12.86 and US$1 = R12.06 for the September 2015 and June 2015 quarters respectively.

The Australian/US dollar exchange rates were A$1 = US$0.73 and A$1 = US$0.78 for the September 2015 and June 2015 quarters respectively.

Segmental operating and financial results

		Australia Region#					AUSTRALIAN DOLLARS[1]					SOUTH AFRICAN RAND[2]
		Australia					Australia Region#					South Africa Region
UNITED STATES DOLLARS		Total	St Ives	Agnew/ Lawlers	Darlot	Granny Smith	Total	St Ives	Agnew/ Lawlers	Darlot	Granny Smith	South Deep
Operating Results												
Ore milled/treated (000 tonnes)	**Sept 2015**	**1,617**	**837**	**294**	**125**	**361**	**1,617**	**837**	**294**	**125**	**361**	**387**
	June 2015	1,715	912	314	128	361	1,715	912	314	128	361	298
	Year to date	5,244	2,893	920	339	1,092	5,244	2,893	920	339	1,092	947
Yield (grams per tonne)	**Sept 2015**	**4.7**	**3.0**	**6.1**	**6.3**	**7.1**	**4.7**	**3.0**	**6.1**	**6.3**	**7.1**	**4.4**
	June 2015	4.2	3.0	5.3	4.2	6.4	4.2	3.0	5.3	4.2	6.4	4.0
	Year to date	4.3	2.9	5.8	4.9	6.5	4.3	2.9	5.8	4.9	6.5	4.3
Gold produced (000 managed equivalent ounces)	**Sept 2015**	**248.6**	**83.6**	**57.5**	**25.4**	**82.1**	**248.6**	**83.6**	**57.5**	**25.4**	**82.1**	**1,709**
	June 2015	235.0	89.2	53.8	17.4	74.6	235.0	89.2	53.8	17.4	74.6	1,203
	Year to date	725.0	271.5	170.9	53.9	228.7	725.0	271.5	170.9	53.9	228.7	4,041
Gold sold (000 managed equivalent ounces)	**Sept 2015**	**248.6**	**83.6**	**57.5**	**25.4**	**82.1**	**248.6**	**83.6**	**57.5**	**25.4**	**82.1**	**1,709**
	June 2015	235.0	89.2	53.8	17.4	74.6	235.0	89.2	53.8	17.4	74.6	1,203
	Year to date	725.6	271.5	170.9	53.9	228.7	725.0	271.5	170.9	53.9	228.7	4,041
Gold price received (dollar per equivalent ounce)	**Sept 2015**	**1,133**	**1,128**	**1,126**	**1,172**	**1,132**	**1,553**	**1,561**	**1,547**	**1,573**	**1,547**	**471,094**
	June 2015	1,190	1,190	1,191	1,184	1,190	1,527	1,529	1,528	1,522	1,529	463,082
	Year to date	1,181	1,184	1,179	1,187	1,179	1,544	1,548	1,541	1,552	1,541	464,786
Operating costs (dollar per tonne)	**Sept 2015**	**84**	**59**	**120**	**128**	**97**	**115**	**81**	**165**	**175**	**133**	**2,088**
	June 2015	77	50	118	112	97	99	64	152	144	125	2,367
	Year to date	77	51	118	134	95	101	67	155	175	124	2,263
All-in-sustaining costs (dollar per ounce)	**Sept 2015**	**859**	**879**	**1,025**	**906**	**699**	**1,177**	**1,229**	**1,401**	**1,232**	**957**	**578,051**
	June 2015	1,008	1,136	1,077	1,164	770	1,288	1,454	1,357	1,500	989	734,784
	Year to date	945	1,018	1,009	1,166	757	1,234	1,330	1,327	1,525	989	665,975
Total all-in-cost (dollar per ounce)	**Sept 2015**	**859**	**879**	**1,025**	**906**	**699**	**1,177**	**1,229**	**1,401**	**1,232**	**957**	**589,823**
	June 2015	1,008	1,136	1,077	1,164	770	1,288	1,454	1,357	1,500	989	769,847
	Year to date	945	1,018	1,009	1,166	757	1,234	1,330	1,328	1,525	989	694,876
Financial Results ($ million)												
Revenue	**Sept 2015**	**281.7**	**94.3**	**64.7**	**29.7**	**93.0**	**386.5**	**130.5**	**89.0**	**39.9**	**127.1**	**805.1**
	June 2015	279.6	106.2	64.1	20.6	88.8	359.1	136.4	82.3	26.4	114.0	557.1
	Year to date	856.5	321.4	201.4	64.0	269.7	1,119.7	420.2	263.4	83.6	352.5	1,878.2
Net operating costs	**Sept 2015**	**(134.6)**	**(45.9)**	**(37.5)**	**(16.9)**	**(34.3)**	**(185.5)**	**(64.2)**	**(51.3)**	**(22.9)**	**(47.1)**	**(803.2)**
	June 2015	(144.9)	(60.5)	(35.5)	(13.3)	(35.5)	(186.3)	(77.8)	(45.7)	(17.1)	(45.7)	(705.3)
	Year to date	(437.5)	(174.7)	(110.2)	(44.9)	(107.6)	(571.9)	(228.4)	(144.1)	(58.6)	(140.7)	(2,142.9)
– Operating costs	**Sept 2015**	**(135.6)**	**(49.2)**	**(35.3)**	**(16.0)**	**(35.1)**	**(185.9)**	**(67.6)**	**(48.4)**	**(21.9)**	**(48.1)**	**(803.2)**
	June 2015	(132.0)	(45.3)	(37.1)	(14.4)	(35.2)	(169.5)	(58.2)	(47.6)	(18.4)	(45.2)	(705.3)
	Year to date	(406.3)	(148.5)	(108.7)	(45.3)	(103.8)	(531.3)	(194.2)	(142.2)	(59.2)	(135.7)	(2,142.9)
– Gold inventory change	**Sept 2015**	**1.0**	**3.3**	**(2.3)**	**(0.9)**	**0.9**	**0.4**	**3.4**	**(2.9)**	**(1.0)**	**1.0**	**-**
	June 2015	(12.9)	(15.1)	1.6	1.0	(0.3)	(16.8)	(19.6)	2.0	1.3	(0.5)	-
	Year to date	(31.2)	(26.2)	(1.5)	0.3	(3.8)	(40.6)	(34.2)	(1.9)	0.5	(5.0)	-
Operating profit/(loss)	**Sept 2015**	**147.1**	**48.4**	**27.2**	**12.8**	**58.7**	**201.0**	**66.4**	**37.6**	**16.9**	**80.0**	**1.9**
	June 2015	134.7	45.7	28.5	7.2	53.3	172.8	58.6	36.6	9.3	68.4	(148.2)
	Year to date	419.1	146.7	91.2	19.0	162.1	547.8	191.8	119.3	24.9	211.9	(264.7)
Amortisation of mining assets	**Sept 2015**	**(64.0)**					**(87.2)**					**(213.3)**
	June 2015	(61.1)					(78.7)					(179.4)
	Year to date	(183.7)					(240.1)					(592.1)
Net operating profit/(loss)	**Sept 2015**	**83.1**					**113.7**					**(211.4)**
	June 2015	73.6					94.1					(327.6)
	Year to date	235.4					307.7					(856.8)
Other expenses	**Sept 2015**	**(12.8)**					**(17.4)**					**(30.5)**
	June 2015	(9.3)					(12.0)					(22.9)
	Year to date	(36.5)					(47.7)					(107.1)
Profit/(loss) before royalties and taxation	**Sept 2015**	**70.5**					**96.3**					**(241.9)**
	June 2015	64.3					82.1					(350.5)
	Year to date	198.9					260.0					(963.9)
Royalties, mining and income taxation	**Sept 2015**	**(26.3)**					**(35.8)**					**63.8**
	June 2015	(23.6)					(30.3)					93.9
	Year to date	(74.9)					(97.9)					278.0
– Normal taxation	**Sept 2015**	**(0.1)**					**(0.1)**					**-**
	June 2015	-					-					-
	Year to date	(0.1)					(0.1)					-
– Royalties	**Sept 2015**	**(6.9)**					**(9.5)**					**(4.0)**
	June 2015	(7.0)					(9.1)					(2.8)
	Year to date	(21.1)					(27.6)					(0.4)
– Deferred taxation	**Sept 2015**	**(19.3)**					**(26.2)**					**67.8**
	June 2015	(16.5)					(21.4)					96.7
	Year to date	(53.7)					(70.2)					287.4
Profit/(loss) before non-recurring items	**Sept 2015**	**44.2**					**60.5**					**(178.1)**
	June 2015	40.7					51.7					(256.6)
	Year to date	123.9					162.0					(685.0)
Non-recurring items	**Sept 2015**	**0.7**					**1.0**					**(0.9)**
	June 2015	(2.5)					(3.2)					-
	Year to date	-					(0.1)					(8.6)
Net profit/(loss)	**Sept 2015**	**44.9**					**61.5**					**(179.0)**
	June 2015	38.2					48.5					(256.6)
	Year to date	123.9					162.0					(694.5)
Net profit/(loss) excluding gains and losses on foreign exchange, financial and non-recurring items	**Sept 2015**	**45.1**					**52.4**					**(179.0)**
	June 2015	35.1					40.8					(256.6)
	Year to date	123.9					144.0					(699.9)
Capital expenditure	**Sept 2015**	**(65.9)**	**(22.3)**	**(18.6)**	**(5.0)**	**(19.3)**	**(89.4)**	**(31.0)**	**(25.3)**	**(6.8)**	**(26.3)**	**(186.5)**
	June 2015	(77.0)	(34.8)	(18.2)	(6.1)	(18.0)	(98.9)	(44.7)	(23.4)	(7.8)	(23.1)	(200.0)
	Year to date	(203.9)	(82.2)	(52.9)	(15.1)	(53.0)	(265.6)	(107.4)	(69.1)	(19.8)	(69.2)	(605.0)

As a significant portion of the acquisition price was allocated to tenements on endowment ounces and also as the Australian operations are entitled to transfer and then off-set tax losses from one company to another, it is not meaningful to split the income statement below operating profit.

1 For Australia, all financial numbers are in Australian dollar.

2 For South Africa, all financial numbers are in Rand and Rand per kilogram.

Figures may not add as they are rounded independently.

All-in-costs

WORLD GOLD COUNCIL INDUSTRY STANDARD

Figures are in US dollar million unless otherwise stated

UNITED STATES DOLLARS		Total Group Operations	South Africa Region	West Africa Region			South America
				Ghana			Peru
			South Deep	Total	Tarkwa	Damang	Cerro Corona
Operating costs[1]	Sept 2015	(369.4)	(62.8)	(134.7)	(86.9)	(47.8)	(36.7)
	June 2015	(358.6)	(58.5)	(130.9)	(82.9)	(48.0)	(37.3)
	Year to date	(1,083.5)	(175.5)	(394.9)	(254.7)	(140.2)	(107.4)
Gold inventory change	Sept 2015	3.4	-	1.0	1.0	-	1.4
	June 2015	(23.6)	-	(5.5)	(3.7)	(1.8)	(5.3)
	Year to date	(30.7)	-	(0.7)	0.6	(1.3)	1.1
Royalties	Sept 2015	(18.7)	(0.3)	(10.9)	(8.4)	(2.5)	(0.6)
	June 2015	(21.2)	(0.3)	(11.8)	(9.3)	(2.5)	(2.1)
	Year to date	(58.2)	(0.8)	(33.4)	(26.0)	(7.4)	(2.9)
Realised gains/losses on commodity cost hedges	Sept 2015	(2.7)	-	-	-	-	-
	June 2015	(2.3)	-	-	-	-	-
	Year to date	(8.8)	-	-	-	-	-
Community/social responsibility costs	Sept 2015	(2.4)	(0.4)	(0.6)	(0.6)	-	(1.4)
	June 2015	(2.8)	(0.5)	(0.9)	(0.8)	(0.1)	(1.4)
	Year to date	(7.0)	(1.3)	(2.1)	(2.0)	(0.1)	(3.6)
Non-cash remuneration – share-based payments	Sept 2015	(2.9)	(0.3)	(0.4)	(0.3)	(0.1)	(0.3)
	June 2015	(3.0)	(0.3)	(0.5)	(0.4)	(0.1)	(0.4)
	Year to date	(9.0)	(0.9)	(1.4)	(1.1)	(0.3)	(1.0)
Cash remuneration (long-term employee benefits)	Sept 2015	(0.3)	(0.3)	(0.1)	(0.1)	-	(0.1)
	June 2015	(0.3)	(0.6)	(0.5)	(0.3)	(0.2)	(0.1)
	Year to date	(3.7)	(1.6)	(1.7)	(1.3)	(0.4)	(0.6)
Other	Sept 2015	(2.1)	-	-	-	-	-
	June 2015	(2.3)	-	-	-	-	-
	Year to date	(6.4)	-	-	-	-	-
By-product credits	Sept 2015	27.8	0.1	3.1	3.1	-	24.2
	June 2015	42.3	-	0.1	0.1	-	42.0
	Year to date	94.7	0.2	4.0	4.0	-	89.7
Rehabilitation amortisation and interest	Sept 2015	(6.1)	(0.2)	(1.1)	(1.0)	(0.1)	(1.3)
	June 2015	(6.5)	(0.2)	(1.2)	(1.0)	(0.2)	(1.2)
	Year to date	(19.3)	(0.6)	(3.4)	(3.0)	(0.4)	(3.8)
Sustaining capital expenditure	Sept 2015	(139.7)	(12.9)	(42.7)	(36.8)	(5.9)	(18.5)
	June 2015	(154.8)	(13.0)	(52.3)	(48.2)	(4.1)	(12.3)
	Year to date	(464.8)	(40.0)	(183.6)	(169.5)	(14.1)	(37.2)
All-in sustaining costs[2]	Sept 2015	**(513.5)**	**(77.2)**	**(186.5)**	**(130.2)**	**(56.4)**	**(33.3)**
	June 2015	(534.1)	(73.3)	(203.3)	(146.5)	(56.8)	(18.1)
	Year to date	(1,596.5)	(220.5)	(617.2)	(453.1)	(164.1)	(65.7)
Exploration, feasibility and evaluation costs	Sept 2015	(4.5)	-	-	-	-	-
	June 2015	(11.9)	-	-	-	-	-
	Year to date	(22.0)	-	-	-	-	-
Non sustaining capital expenditure	Sept 2015	(3.0)	(1.5)	-	-	-	-
	June 2015	(3.5)	(3.5)	-	-	-	-
	Year to date	(11.0)	(9.5)	-	-	-	-
Total all-in cost[3]	Sept 2015	**(520.9)**	**(78.6)**	**(186.5)**	**(130.2)**	**(56.4)**	**(33.3)**
	June 2015	(549.5)	(76.8)	(203.3)	(146.5)	(56.8)	(18.1)
	Year to date	(1,629.5)	(230.0)	(617.2)	(453.1)	(164.1)	(65.7)
Total all-in sustaining cost	Sept 2015	(513.5)	(77.2)	(186.5)	(130.2)	(56.4)	(33.3)
	June 2015	(534.1)	(73.3)	(203.3)	(146.5)	(56.8)	(18.1)
	Year to date	(1,596.5)	(220.5)	(617.2)	(453.1)	(164.1)	(65.7)
Gold only ounces sold – (000 ounces)	Sept 2015	541.8	54.9	193.8	149.4	44.4	44.5
	June 2015	518.9	38.7	197.7	156.2	41.5	47.6
	Year to date	1,542.4	129.9	566.3	441.3	124.9	121.2
AISC per ounce of gold sold US$/oz	Sept 2015	**948**	**1,404**	**962**	**872**	**1,272**	**747**
	June 2015	1,029	1,895	1,029	938	1,370	381
	Year to date	1,035	1,697	1,090	1,027	1,314	542
Total all-in cost	Sept 2015	(520.9)	(78.6)	(186.5)	(130.2)	(56.4)	(33.3)
	June 2015	(549.5)	(76.8)	(203.3)	(146.5)	(56.8)	(18.1)
	Year to date	(1,629.5)	(230.0)	(617.2)	(453.1)	(164.1)	(65.7)
Gold only ounces sold – (000 ounces)	Sept 2015	541.8	54.9	193.8	149.4	44.4	44.5
	June 2015	518.9	38.7	197.7	156.2	41.5	47.6
	Year to date	1,542.4	129.9	566.3	441.3	124.9	121.2
AIC per ounce of gold sold US$/oz	Sept 2015	**961**	**1,431**	**962**	**872**	**1,272**	**747**
	June 2015	1,059	1,986	1,029	938	1,370	381
	Year to date	1,056	1,770	1,090	1,027	1,314	542

DEFINITIONS

All-in costs are calculated in accordance with the World Gold Council Industry standard.

[1] Operating costs – As published and includes all mining and processing costs, third party refining costs, permitting costs and corporate G&A charges.

[2] All-in sustaining costs – Include operating costs and costs detailed above, including sustaining capital expenditure based on managed gold sales.

[3] Total all-in cost – Includes sustaining and group costs, excluding income tax, M&A activity, working capital, impairments (other than inventory impairments), financing costs, one-time severance charges and items to normalise earnings.

All-in-costs

WORLD GOLD COUNCIL INDUSTRY STANDARD

Figures are in US dollar million unless otherwise stated

UNITED STATES DOLLARS		Australia Region — Australia					Corporate and projects
		Total	St Ives	Agnew/ Lawlers	Darlot	Granny Smith	
Operating costs[1]	Sept 2015	**(135.6)**	**(49.2)**	**(35.3)**	**(16.0)**	**(35.1)**	**0.6**
	June 2015	(132.0)	(45.3)	(37.1)	(14.4)	(35.2)	-
	Year to date	(406.3)	(148.5)	(108.7)	(45.3)	(103.8)	0.6
Gold inventory change	Sept 2015	**1.0**	**3.3**	**(2.3)**	**(0.9)**	**0.9**	**-**
	June 2015	(12.9)	(15.1)	1.6	1.0	(0.3)	-
	Year to date	(31.2)	(26.2)	(1.5)	0.3	(3.8)	-
Royalties	Sept 2015	**(6.9)**	**(2.2)**	**(1.7)**	**(0.7)**	**(2.4)**	**-**
	June 2015	(8.1)	(2.7)	(2.7)	(0.5)	(2.2)	-
	Year to date	(21.1)	(8.0)	(4.9)	(1.5)	(6.8)	-
Realised gains/losses on commodity cost hedges	Sept 2015	**(2.7)**	**(1.1)**	**(0.3)**	**(0.2)**	**(1.1)**	**-**
	June 2015	(2.3)	(0.9)	(0.3)	-	(1.0)	-
	Year to date	(8.8)	(3.6)	(1.1)	(0.4)	(3.7)	-
Community/social responsibility costs	Sept 2015	**-**	**-**	**-**	**-**	**-**	**-**
	June 2015	-	-	-	-	-	-
	Year to date	-	-	-	-	-	-
Non-cash remuneration – share-based payments	Sept 2015	**(0.9)**	**(0.4)**	**(0.3)**	**(0.1)**	**(0.2)**	**(1.0)**
	June 2015	(0.7)	(0.3)	(0.2)	-	(0.1)	(1.2)
	Year to date	(2.3)	(1.1)	(0.7)	(0.2)	(0.4)	(3.4)
Cash remuneration (long-term employee benefits)	Sept 2015	**0.4**	**0.2**	**0.1**	**(0.1)**	**0.1**	**0.1**
	June 2015	(0.2)	-	(0.1)	-	(0.1)	0.9
	Year to date	(1.2)	(0.3)	(0.3)	(0.3)	(0.4)	1.4
Other	Sept 2015	**-**	**-**	**-**	**-**	**-**	**(2.1)**
	June 2015	-	-	-	-	-	(2.3)
	Year to date	-	-	-	-	-	(6.4)
By-product credits	Sept 2015	**0.4**	**0.1**	**0.1**	**0.2**	**0.1**	**-**
	June 2015	0.2	0.2	-	-	-	-
	Year to date	0.8	0.4	0.2	0.2	0.1	-
Rehabilitation amortisation and interest	Sept 2015	**(3.4)**	**(2.0)**	**(0.7)**	**(0.2)**	**(0.5)**	**-**
	June 2015	(3.9)	(2.3)	(0.9)	(0.2)	(0.5)	-
	Year to date	(11.4)	(6.9)	(2.5)	(0.6)	(1.4)	-
Sustaining capital expenditure	Sept 2015	**(65.9)**	**(22.3)**	**(18.6)**	**(5.0)**	**(19.3)**	**-**
	June 2015	(77.0)	(34.8)	(18.2)	(6.1)	(18.0)	-
	Year to date	(203.9)	(82.2)	(52.9)	(15.1)	(53.0)	-
All-in sustaining costs[2]	Sept 2015	**(213.6)**	**(73.5)**	**(58.9)**	**(23.0)**	**(57.4)**	**(2.5)**
	June 2015	(236.9)	(101.4)	(58.0)	(20.2)	(57.4)	(2.6)
	Year to date	(685.4)	(276.3)	(172.4)	(62.8)	(173.1)	(7.8)
Exploration, feasibility and evaluation costs	Sept 2015	**-**	**-**	**-**	**-**	**-**	**(4.5)**
	June 2015	-	-	-	-	-	(11.9)
	Year to date	-	-	-	-	-	(22.0)
Non sustaining capital expenditure	Sept 2015	**-**	**-**	**-**	**-**	**-**	**(1.5)**
	June 2015	-	-	-	-	-	-
	Year to date	-	-	-	-	-	(1.5)
Total all-in cost[3]	Sept 2015	**(213.6)**	**(73.5)**	**(58.9)**	**(23.0)**	**(57.4)**	**(8.5)**
	June 2015	(236.9)	(101.4)	(58.0)	(20.2)	(57.4)	(14.5)
	Year to date	(685.4)	(276.3)	(172.4)	(62.8)	(173.1)	(31.3)
Total all-in sustaining cost	Sept 2015	**(213.6)**	**(73.5)**	**(58.9)**	**(23.0)**	**(57.4)**	**(2.5)**
	June 2015	(236.9)	(101.4)	(58.0)	(20.2)	(57.4)	(2.6)
	Year to date	(685.4)	(276.3)	(172.4)	(62.8)	(173.1)	(7.8)
Gold only ounces sold – (000 ounces)	Sept 2015	**248.6**	**83.6**	**57.5**	**25.4**	**82.1**	**-**
	June 2015	235.0	89.2	53.8	17.4	74.6	-
	Year to date	725.0	271.5	170.9	53.9	228.7	-
AISC per ounce of gold sold US$/oz	Sept 2015	**859**	**879**	**1,025**	**906**	**699**	**-**
	June 2015	1,008	1,136	1,077	1,164	770	-
	Year to date	945	1,018	1,009	1,166	757	-
Total all-in cost	Sept 2015	**(213.6)**	**(73.5)**	**(58.9)**	**(23.0)**	**(57.4)**	**(8.5)**
	June 2015	(236.9)	(101.4)	(58.0)	(20.2)	(57.4)	(14.5)
	Year to date	(685.4)	(276.3)	(172.4)	(62.8)	(173.1)	(31.3)
Gold only ounces sold – (000 ounces)	Sept 2015	**248.6**	**83.6**	**57.5**	**25.4**	**82.1**	**-**
	June 2015	235.0	89.2	53.8	17.4	74.6	-
	Year to date	725.0	271.5	170.9	53.9	228.7	-
AIC per ounce of gold sold US$/oz	Sept 2015	**859**	**879**	**1,025**	**906**	**699**	**-**
	June 2015	1,008	1,136	1,077	1,164	770	-
	Year to date	945	1,018	1,009	1,166	757	-

All-in sustaining costs and all-in costs gross of by-product credits per equivalent ounce of gold sold

WORLD GOLD COUNCIL INDUSTRY STANDARD

Figures are in US dollar million unless otherwise stated

UNITED STATES DOLLARS		Total Group Operations	South Africa Region	West Africa Region			South America
				Ghana			Peru
			South Deep	Total	Tarkwa	Damang	Cerro Corona
All-in sustaining costs	**Sept 2015**	**(513.5)**	**(77.2)**	**(186.5)**	**(130.2)**	**(56.4)**	**(33.3)**
(per table on page 22)	June 2015	(534.1)	(73.3)	(203.3)	(146.5)	(56.8)	(18.1)
	Year to date	(1,596.5)	(220.5)	(617.2)	(453.1)	(164.1)	(65.7)
Add back by-product credits	**Sept 2015**	**(27.8)**	**(0.1)**	**(3.1)**	**(3.1)**	**-**	**(24.2)**
	June 2015	(42.3)	-	(0.1)	(0.1)	-	(42.0)
	Year to date	(94.7)	(0.2)	(4.0)	(4.0)	-	(89.7)
All-in sustaining costs gross	**Sept 2015**	**(541.3)**	**(77.3)**	**(189.6)**	**(133.3)**	**(56.4)**	**(57.5)**
of by-product credits	June 2015	(576.4)	(73.3)	(203.4)	(146.6)	(56.8)	(60.1)
	Year to date	(1,691.2)	(220.7)	(621.2)	(457.1)	(164.1)	(155.4)
Gold equivalent ounces sold	**Sept 2015**	**576.0**	**54.9**	**193.8**	**149.4**	**44.4**	**78.6**
	June 2015	562.1	38.7	197.7	156.2	41.5	90.8
	Year to date	1,647.0	129.9	566.3	441.3	124.9	225.8
AISC gross of by-product	**Sept 2015**	**940**	**1,406**	**978**	**892**	**1,272**	**731**
credits per equivalent ounce	June 2015	1,025	1,895	1,029	939	1,370	662
of gold – US$/eq oz	Year to date	1,027	1,698	1,097	1,036	1,314	688
All-in costs	**Sept 2015**	**(520.9)**	**(78.6)**	**(186.5)**	**(130.2)**	**(56.4)**	**(33.3)**
(per table on page 22)	June 2015	(549.5)	(76.8)	(203.3)	(146.5)	(56.8)	(18.1)
	Year to date	(1,629.5)	(230.0)	(617.2)	(453.1)	(164.1)	(65.7)
Add back by-product credits	**Sept 2015**	**(27.8)**	**(0.1)**	**(3.1)**	**(3.1)**	**-**	**(24.2)**
	June 2015	(42.3)	-	(0.1)	(0.1)	-	(42.0)
	Year to date	(94.7)	(0.2)	(4.0)	(4.0)	-	(89.7)
All-in costs gross of by-product credits	**Sept 2015**	**(548.7)**	**(78.7)**	**(189.6)**	**(133.3)**	**(56.4)**	**(57.5)**
	June 2015	(591.8)	(76.8)	(203.4)	(146.6)	(56.8)	(60.1)
	Year to date	(1,724.2)	(230.2)	(621.2)	(457.1)	(164.1)	(155.4)
Gold equivalent ounces sold	**Sept 2015**	**576.0**	**54.9**	**193.8**	**149.4**	**44.4**	**78.6**
	June 2015	562.1	38.7	197.7	156.2	41.5	90.8
	Year to date	1,647.0	129.9	566.3	441.3	124.9	225.8
AIC gross of by-product	**Sept 2015**	**953**	**1,433**	**978**	**892**	**1,272**	**731**
credits per equivalent ounce	June 2015	1,053	1,986	1,029	939	1,370	662
of gold – US$/eq oz	Year to date	1,047	1,772	1,097	1,036	1,314	688

All-in sustaining costs and all-in costs gross of by-product credits per equivalent ounce of gold sold

WORLD GOLD COUNCIL INDUSTRY STANDARD

Figures are in US dollar million unless otherwise stated

UNITED STATES DOLLARS		Australia Region					Corporate and projects
		Australia					
		Total	St Ives	Agnew/ Lawlers	Darlot	Granny Smith	
All-in sustaining costs	**Sept 2015**	**(213.6)**	**(73.5)**	**(58.9)**	**(23.0)**	**(57.4)**	**(2.5)**
(per table on page 23)	June 2015	(236.9)	(101.4)	(58.0)	(20.2)	(57.4)	(2.6)
	Year to date	(685.4)	(276.3)	(172.4)	(62.8)	(173.1)	(7.8)
Add back by-product credits	**Sept 2015**	**(0.4)**	**(0.1)**	**(0.1)**	**(0.2)**	**(0.1)**	**-**
	June 2015	(0.2)	(0.2)	-	-	-	-
	Year to date	(0.8)	(0.4)	(0.2)	(0.2)	(0.1)	-
All-in sustaining costs gross	**Sept 2015**	**(214.0)**	**(73.6)**	**(59.0)**	**(23.1)**	**(57.4)**	**(2.5)**
of by-product credits	June 2015	(237.1)	(101.5)	(58.0)	(20.2)	(57.4)	(2.6)
	Year to date	(686.2)	(276.7)	(172.6)	(63.0)	(173.2)	(7.8)
Gold equivalent ounces sold	**Sept 2015**	**248.6**	**83.6**	**57.5**	**25.4**	**82.1**	**-**
	June 2015	235.0	89.2	53.8	17.4	74.6	-
	Year to date	725.0	271.5	170.9	53.9	228.7	-
AISC gross of by-product	**Sept 2015**	**861**	**881**	**1,027**	**912**	**699**	**-**
credits per equivalent ounce	June 2015	1,009	1,138	1,077	1,164	770	-
of gold – US$/eq oz	Year to date	946	1,019	1,010	1,169	757	-
All-in costs	**Sept 2015**	**(213.6)**	**(73.5)**	**(58.9)**	**(23.0)**	**(57.4)**	**(8.5)**
(per table on page 23)	June 2015	(236.9)	(101.4)	(58.0)	(20.2)	(57.4)	(14.5)
	Year to date	(685.4)	(276.3)	(172.4)	(62.8)	(173.1)	(31.3)
Add back by-product credits	**Sept 2015**	**(0.4)**	**(0.1)**	**(0.1)**	**(0.2)**	**(0.1)**	**-**
	June 2015	(0.2)	(0.2)	-	-	-	-
	Year to date	(0.8)	(0.4)	(0.2)	(0.2)	(0.1)	-
All-in costs gross of by-	**Sept 2015**	**(214.0)**	**(73.6)**	**(59.0)**	**(23.1)**	**(57.4)**	**(8.5)**
product credits	June 2015	(237.1)	(101.5)	(58.0)	(20.2)	(57.4)	(14.5)
	Year to date	(686.2)	(276.7)	(172.6)	(63.0)	(173.2)	(31.3)
Gold equivalent ounces sold	**Sept 2015**	**248.6**	**83.6**	**57.5**	**25.4**	**82.1**	**-**
	June 2015	235.0	89.2	53.8	17.4	74.6	-
	Year to date	725.0	271.5	170.9	53.9	228.7	-
AIC gross of by-product	**Sept 2015**	**861**	**881**	**1,027**	**912**	**699**	**-**
credits per equivalent ounce	June 2015	1,009	1,138	1,077	1,164	770	-
of gold – US$/eq oz	Year to date	946	1,019	1,010	1,169	757	-

Underground and surface

UNITED STATES DOLLARS, IMPERIAL OUNCES WITH METRIC TONNES AND GRADE		Total Mine Operations	South Africa Region	West Africa Region			South America Region	Australia Region				
				Ghana			Peru	Australia				
			South Deep	Total	Tarkwa	Damang	Cerro Corona	Total	St Ives[#]	Agnew/ Lawlers	Darlot	Granny Smith
Ore milled/treated (000 tonnes)												
– underground ore	**Sept 2015**	**1,390**	**335**	**-**	**-**	**-**	**-**	**1,055**	**276**	**294**	**125**	**360**
	June 2015	1,380	268	-	-	-	-	1,112	308	314	128	361
	Year to date	4,158	828	-	-	-	-	3,330	979	920	339	1,092
– underground waste	**Sept 2015**	**19**	**19**	**-**	**-**	**-**	**-**	**-**	**-**	**-**	**-**	**-**
	June 2015	3	3	-	-	-	-	-	-	-	-	-
	Year to date	28	28	-	-	-	-	-	-	-	-	-
– surface ore	**Sept 2015**	**6,887**	**34**	**4,538**	**3,415**	**1,123**	**1,753**	**562**	**561**	**-**	**-**	**1**
	June 2015	6,777	27	4,514	3,421	1,093	1,633	604	604	-	-	-
	Year to date	20,443	92	13,454	10,221	3,233	4,983	1,914	1,914	-	-	1
– total milled	**Sept 2015**	**8,295**	**387**	**4,538**	**3,415**	**1,123**	**1,753**	**1,617**	**837**	**294**	**125**	**361**
	June 2015	8,160	298	4,514	3,421	1,093	1,633	1,715	912	314	128	361
	Year to date	24,628	947	13,454	10,221	3,233	4,983	5,244	2,893	920	339	1,093
Yield (grams per tonne)												
– underground ore	**Sept 2015**	**5.7**	**5.1**	**-**	**-**	**-**	**-**	**6.0**	**4.4**	**6.1**	**6.3**	**7.1**
	June 2015	5.3	4.5	-	-	-	-	5.5	5.0	5.3	4.2	6.4
	Year to date	5.3	4.6	-	-	-	-	5.5	4.4	5.8	4.9	6.5
– underground waste	**Sept 2015**	**-**	**-**	**-**	**-**	**-**	**-**	**-**	**-**	**-**	**-**	**-**
	June 2015	-	-	-	-	-	-	-	-	-	-	-
	Year to date	-	-	-	-	-	-	-	-	-	-	-
– surface ore	**Sept 2015**	**1.4**	**0.2**	**1.3**	**1.4**	**1.2**	**1.4**	**2.4**	**2.5**	**-**	**-**	**-**
	June 2015	1.4	0.3	1.3	1.4	1.2	1.6	2.1	2.1	-	-	-
	Year to date	1.4	0.1	1.3	1.3	1.2	1.4	2.1	2.0	-	-	-
– combined	**Sept 2015**	**2.1**	**4.4**	**1.3**	**1.4**	**1.2**	**1.4**	**4.7**	**3.0**	**6.1**	**6.3**	**7.1**
	June 2015	2.1	4.0	1.3	1.4	1.2	1.6	4.2	3.0	5.3	4.2	6.4
	Year to date	2.1	4.3	1.3	1.3	1.2	1.4	4.3	2.9	5.8	4.9	6.5
Gold produced (000 ounces)												
– underground ore	**Sept 2015**	**259,0**	**54.7**	**-**	**-**	**-**	**-**	**204.3**	**39.4**	**57.5**	**25.4**	**82.1**
	June 2015	233.6	38.7	-	-	-	-	194.9	49.2	53.8	17.4	74.6
	Year to date	722.7	129.0	-	-	-	-	593.5	140.0	170.9	53.9	228.7
– underground waste	**Sept 2015**	**-**	**-**	**-**	**-**	**-**	**-**	**-**	**-**	**-**	**-**	**-**
	June 2015	-	-	-	-	-	-	-	-	-	-	-
	Year to date	-	-	-	-	-	-	-	-	-	-	-
– surface ore	**Sept 2015**	**317.5**	**0.3**	**193.8**	**149.4**	**44.4**	**79.2**	**44.3**	**44.3**	**-**	**-**	**-**
	June 2015	321.3	0.3	197.7	156.2	41.5	83.6	40.0	40.0	-	-	-
	Year to date	927.3	0.2	566.3	441.3	124.9	229.4	131.5	131.5	-	-	-
– total	**Sept 2015**	**576.5**	**54.9**	**193.8**	**149.4**	**44.4**	**79.2**	**248.6**	**83.6**	**57.5**	**25.4**	**82.1**
	June 2015	554.9	38.7	197.7	156.2	41.5	83.6	235.0	89.2	53.8	17.4	74.6
	Year to date	1,650.5	129.9	566.3	441.3	124.9	229.4	725.0	271.5	170.9	53.9	228.7
Operating costs (dollar per tonne)												
– underground	**Sept 2015**	**124**	**178**	**-**	**-**	**-**	**-**	**104**	**91**	**120**	**128**	**97**
	June 2015	129	216	-	-	-	-	107	110	118	112	97
	Year to date	88	127	-	-	-	-	78	91	78	86	63
– surface	**Sept 2015**	**29**	**3**	**30**	**25**	**43**	**21**	**46**	**43**	**-**	**-**	**-**
	June 2015	27	7	29	24	44	23	19	19	-	-	-
	Year to date	35	3	29	25	43	22	31	31	-	-	-
– total	**Sept 2015**	**45**	**162**	**30**	**25**	**43**	**21**	**84**	**59**	**120**	**128**	**97**
	June 2015	44	196	29	24	44	23	77	50	118	112	97
	Year to date	44	185	29	25	43	22	77	51	118	134	95

[#] September quarter includes 1,800 ounces at St Ives, from rinsing inventory at the heap leach operations.

Administration and corporate information

Corporate Secretary

Lucy Mokoka
Tel: +27 11 562 9719
Fax: +27 562 9829
e-mail: lucy.mokoka@goldfields.co.za

Registered office

JOHANNESBURG
Gold Fields Limited
150 Helen Road
Sandown
Sandton
2196

Postnet Suite 252
Private Bag X30500
Houghton
2041
Tel: +27 11 562 9700
Fax: +27 11 562 9829

Office of the United Kingdom secretaries

LONDON
St James's Corporate Services Limited
Suite 31, Second Floor
107 Cheapside
London
EC2V 6DN
United Kingdom
Tel: +44 20 7796 8644
Fax: +44 20 7796 8645

American depository receipts transfer agent

Bank of New York Mellon
BNY Mellon Shareowner Services
P O Box 358516
Pittsburgh, PA15252-8516
US toll-free telephone: +1 888 269 2377
Tel: +1 201 680 6825
e-mail: shrrelations@bnymellon.com

Gold Fields Limited

Incorporated in the Republic of South Africa
Registration number 1968/004880/06
Share code: GFI
Issuer code: GOGOF
ISIN – ZAE 000018123

Investor enquiries

Avishkar Nagaser
Tel: +27 11 562 9775
Mobile: +27 82 312 8692
e-mail: avishkar.nagaser@goldfields.co.za

NORTH AMERICA
Willie Jacobsz
Tel: +1 617 535 7545
Mobile: +1 857 241 7127
e-mail: willie.jacobsz@goldfields.co.za

Media enquiries

Sven Lunsche
Tel: +27 11 562 9763
Mobile: +27 83 260 9279
e-mail: sven.lunsche@goldfields.co.za

Transfer secretaries

SOUTH AFRICA
Computershare Investor Services (Proprietary) Limited
Ground Floor
70 Marshall Street
Johannesburg
2001

P O Box 61051
Marshalltown
2107
Tel: +27 11 370 5000
Fax: +27 11 688 5248

UNITED KINGDOM
Capita Asset Services
The Registry
34 Beckenham Road

Beckenham
Kent BR3 4TU
England

Tel: 0871 664 0300 [calls cost 10p a minute plus network extras, lines are open 8.30am – 5pm Mon-Fri] or [from overseas] +44 20 8639 5000

Fax: +44 20 8658 3430

e-mail:ssd@capitaregistrars.com

Sponsor

J.P. Morgan Equities South Africa (Pty) Ltd

Website
WWW.GOLDFIELDS.COM

Listings
JSE / NYSE / GFI
SWX: GOLI

Directors
CA Carolus (*Chair*) ° R P Menell (Deputy Chair) ° N J Holland *• (*Chief Executive Officer*) P A Schmidt • (*Chief Financial Officer*)
K Ansah # A R Hill #° G M Wilson ° D N Murray ° D M J Ncube °

* British # Ghanaian ≠ Canadian
° Independent Director • Non-independent Director

Forward looking statements

This report contains forward-looking statements within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended, or the Securities Act, and Section 21E of the U.S. Securities Exchange Act of 1934, as amended, or the Exchange Act, with respect to Gold Fields' financial condition, results of operations, business strategies, operating efficiencies, competitive position, growth opportunities for existing services, plans and objectives of management, markets for stock and other matters.

These forward-looking statements, including, among others, those relating to the future business prospects, revenues and income of Gold Fields, wherever they may occur in this report and the exhibits to the report, are necessarily estimates reflecting the best judgment of the senior management of Gold Fields and involve a number of risks and uncertainties that could cause actual results to differ materially from those suggested by the forward-looking statements. As a consequence, these forward-looking statements should be considered in light of various important factors, including those set forth in this report. Important factors that could cause actual results to differ materially from estimates or projections contained in the forward-looking statements include, without limitation:

• overall economic and business conditions in South Africa, Ghana, Australia, Peru and elsewhere;
• changes in assumptions underlying Gold Fields' mineral reserve estimates;
• the ability to achieve anticipated efficiencies and other cost savings in connection with past and future acquisitions;
• the ability to achieve anticipated cost savings at existing operations;
• the success of the Group's business strategy, development activities and other initiatives;
• the ability of the Group to comply with requirements that it operate in a sustainable manner and provide benefits to affected communities;
• decreases in the market price of gold or copper;
• the occurrence of hazards associated with underground and surface gold mining or contagious diseases at Gold Field's operations;
• the occurrence of work stoppages related to health and safety incidents;
• loss of senior management or inability to hire or retain employees;
• fluctuations in exchange rates, currency devaluations and other macroeconomic monetary policies;
• the occurrence of labour disruptions and industrial actions;
• power cost increases as well as power stoppages, fluctuations and usage constraints;
• supply chain shortages and increases in the prices of production imports;
• the ability to manage and maintain access to current and future sources of liquidity, capital and credit, including the terms and conditions of Gold Fields' facilities and Gold Fields' overall cost of funding;
• the adequacy of the Group's insurance coverage;
• the manner, amount and timing of capital expenditures made by Gold Fields on both existing and new mines, mining projects, exploration project or other initiatives;
• changes in relevant government regulations, particularly labour, environmental, tax, royalty, health and safety, water, regulations and potential new legislation affecting mining and mineral rights;
• fraud, bribery or corruption at Gold Field's operations that leads to censure, penalties or negative reputational impacts; and
• political instability in South Africa, Ghana, Peru or regionally in Africa or South America.

Gold Fields undertakes no obligation to update publicly or release any revisions to these forward-looking statements to reflect events or circumstances after the date of this report or to reflect the occurrence of unanticipated events.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

GOLD FIELDS LIMITED

Dated: 19 November 2015

By:	/s/ Nicholas J. Holland
Name:	Nicholas J. Holland
Title:	Chief Executive Officer